Exhibit 99.1

Seabridge Gold Inc.

ANNUAL

INFORMATION

FORM

FOR THE YEAR ENDED

DECEMBER 31, 2009

DATED MARCH 25, 2010

For details regarding Risks and Uncertainties, please refer to pages 39 to 47.

PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form is presented as of December 31, 2009 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.  The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this Annual Information Form a combination of Imperial and metric measures are used with respect to the Issuer's mineral properties.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

Cautionary Note to United States Investors Regarding Resource Estimates

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.  Accordingly, the Issuer's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC's Industry Guide 7.  Without limiting the foregoing, while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources which are not mineral reserves do not have demonstrated economic viability and U.S. investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  U.S. investors are also cautioned not to assume that all or any part of an “inferred resource” exists, is economically mineable or will ever be upgraded to a higher category.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, under US rules companies are normally only permitted to report “resources” as in place tonnage and grade without reference to unit measures.

(i)

SEABRIDGE GOLD INC.

ANNUAL INFORMATION FORM

ITEM 1:                      CORPORATE STRUCTURE

Incorporation of the Issuer

Seabridge Gold Inc. (the “Issuer” or “Seabridge”) was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then subsequently changed once more to Seabridge Resources Inc. on May 20, 1998.  On June 20, 2002 the Issuer changed its name to "Seabridge Gold Inc." and on October 31, 2002 the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.  The Issuer’s telephone number is (416) 367-9292.  The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "SEA" and on the NYSE AMEX Equities (the "AMEX") under the symbol "SA".  The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

Intercorporate Relationships

The Issuer presently has three wholly-owned subsidiaries: Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold Corporation, a Nevada corporation; and 5073 N.W.T.  Limited, a company incorporated under the laws of the Northwest Territories of Canada.  The following diagram illustrates the current inter-corporate relationship between the Issuer, its subsidiaries and its projects:

	SEABRIDGE GOLD INC.

100%		100%			100%
5073 N.W.T Ltd. (Northwest Territories)	KSM Project (British Columbia)			Seabridge Gold Corporation (Nevada)

					100%
			Grassy Mountain Project (Oregon)	100%	Pacific Intermountain Gold Corporation (Nevada)

100%
Courageous Lake Project (Northwest Territories)	Red Mountain Project (British Columbia)	100%	Quartz Mountain Project (Oregon)	100%	Early Stage Projects (Nevada)

			Early Stage Projects (Nevada)	100%

ITEM 2:                      GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since 1999, the Issuer has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold.  The Issuer’s strategy to achieve this goal is to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding.  The Issuer believes this ratio of gold resources per Common share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that the Issuer’s strategic focus would be on acquiring, exploring and developing gold deposits.  The Issuer determined it would not build or operate mines, but that it would look to partner with other companies or sell assets that were ready for production. In the Issuer’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources.  The Issuer also concluded that early stage exploration would be too risky in terms of trying to achieve a growing ratio of gold resources per Common share.  The Issuer therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the following order, subject to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves.  The Issuer believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold resources per Common share.

In 1999, the Issuer set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. The Issuer decided it would acquire projects with three main characteristics:

1.	Estimated resources with quality work done by reputable companies;
2.	Upside exploration potential; and
3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, the Issuer acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories, including inferred resources) and has been paying less than US$0.10 per ounce per year in holding costs.

By 2002, with the gold price on the rise, the Issuer believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. The Issuer’s strategy entered its second phase, which was to expand the Issuer’s resource base through carefully targeted exploration.  This phase proved highly successful, with total measured and indicated gold resources growing 431% between 2003 and 2009, and Common shares outstanding increasing only 36.3% during the same period.

By 2008, the gold price had risen sufficiently to make the Issuer think that a number of its projects might be economic.  Therefore the Issuer began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading mineral resources to reserves.  This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Issuer’s most important asset.  The permitting process began and the Issuer undertook a substantial infill drilling program to raise the confidence level in the project’s resources.  Work now in progress is anticipated to lead to a completed preliminary feasibility study for the KSM Project in April 2010.

The Issuer’s attention is now turning to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 and indicated that the project’s economics were marginal at the then-prevailing gold price. Given the increase in the gold price since early 2008, the Issuer is considering a plan to take the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling, the commencement of the permitting process and further engineering work to move towards a preliminary feasibility study.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of non-core assets, consistent with the Issuer’s strategy of limiting share dilution. The Issuer intends to continue selling non-core assets as opportunities arise.

The Issuer intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Issuer when the current phase of better defining the economics of these projects has been further advanced.  Realizing value for the Issuer’s shareholders will depend on the potential financial return for a prospective purchaser or partner as well as market conditions at the time, especially gold and copper prices. The timing of sales or partnership agreements, if any, cannot be determined at this time.

The continuing success of the Issuer is dependent on (1) its ability to upgrade its existing gold resources through engineering studies, (2) exploration success on projects it is exploring on its own account (3) continued strength in the price of gold and/or (4) successfully concluding negotiations under which others acquire interests in the Issuer's properties whether under option agreements or by purchase.  The Issuer also intends to continue its search for additional acquisitions.

Three Year History

During the three most recently completed financial years, the Issuer has focused its exploration and engineering efforts on its two core projects, namely KSM in British Columbia and Courageous Lake in the Northwest Territories.  In 2007, 2008 and 2009 the Issuer completed core drill programs at its KSM Project of 15,650 meters, 15,180 meters and 13,000 meters, respectively, with the objectives of expanding resources, upgrading resources from the inferred category into the measured or indicated categories and testing deposit limits.  After each program the Issuer completed resource estimates incorporating the drilling data to date and in early 2009 completed a Preliminary Assessment in respect of its KSM Project, which has been further updated to incorporate the 2009 resource estimate.

At its Courageous Lake Project, after announcing its updated resource estimate in January 2007, the Issuer completed a Preliminary Assessment of the Courageous Lake Project in early 2008.  After focussing on its KSM Project in 2008 and 2009, the Issuer is now planning to return to further development work at the Courageous Lake Project.

Due to success at both its KSM and Courageous Lake Projects, in early 2008 the Issuer announced that it would look to sell or joint venture its other projects while continuing to advance its two core projects. During 2008 the Issuer completed the sale of its interest in the Nocha Buena project in Mexico and in March, 2009, the Issuer settled terms for the sale of its Hog Ranch Project under the terms of an option agreement.  In December, 2009 the Issuer announced a non-binding letter of intent with Constitution Mining Corporation under which it proposes to sell the Castle/Black Rock Project and its early-stage Nevada properties, subject to certain conditions.

At the date of this Annual Information Form, over 90% of the mineral resources at all of its projects combined are at the KSM Project and the Courageous Lake Project and the Issuer considers that its present market value principally relates to just these two projects.  As a result, its present and future exploration and development activities will be almost exclusively focused on advancing these two projects towards feasibility determination.  The Issuer will continue to look to sell or joint venture its remaining non-core properties.

ITEM 3:                      DESCRIPTION OF THE ISSUER'S BUSINESS

General

The Issuer holds six properties with gold resources and its material properties are its KSM Project and its Courageous Lake Project.  At the date of this Annual Information Form, the estimated gold resources at the Issuer’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)

PROJECT	Cut-Off Grade (g/T)	Measured					Indicated					Inferred
		Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	0.50²	659,700	0.64	13,574	0.17	2,472	1,080,900	0.58	20,156	0.17	4,050	537,000	0.44	7,597	0.14	1,657
Sulphurets	0.50²	--	--	--	--	--	159,000	0.63	3,221	0.28	981	144,000	0.50	2,317	0.16	511
Kerr	0.50²	--	--	--	--	--	237,500	0.26	1,985	0.48	2,513	76,100	0.20	489	0.30	503
KSM Total	--	659,700	0.64	13,574	0.17	2,472	1,477,400	0.53	25,362	0.23	7,544	757,100	0.43	10,403	0.16	2,671
Courageous Lake	0.83	6,293	2.92	591	--	--	53,020	2.14	3,648	--	--	93,720	1.98	5,966	--	--
Grassy Mountain	0.55	--	--	--	--	--	18,657	1.54	924	--	--	1,722	1.10	61	--	--
Quartz Mountain	0.34	3,480	0.98	110	--	--	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Red Mountain	1.00	1,260	8.01	324	--	--	340	7.041	76	--	--	2,079	3.71	248	--	--
Castle/ Black Rock¹	0.25	4,120	0.57	75	--	--	8,260	0.53	140	--	--	7,950	0.37	93	--	--
Note:	The resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.
1.
The Issuer has announced a non-binding letter of intent under which it proposes to sell the Castle/Black Rock Project and many of the Issuer’s early stage Nevada properties to Constitution Mining Corp. for aggregate consideration, staged over 3 years, of US$4 million in cash and 3 million common shares of Constitution Mining Corp.

2.	The grade is stated in amount of gold equivalent which takes into consideration the presence of copper and certain other minerals.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Statement Regarding Forward-Looking Information and Statements

This Annual Information Form contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning the Issuer’s projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at the Issuer’s KSM Project and Courageous Lake Project (each as defined herein). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”).  In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Issuer in light of its experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Annual Information Form the Issuer has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated resources at the Issuer’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Issuer’s history of losses and expectation of future losses;

•	risks related to the Issuer’s ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;

•	uncertainty of whether there are any economic reserves existing on the Issuer’s mineral properties;

•	uncertainties relating to the assumptions underlying the Issuer’s resource estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks related to commercially producing precious metals from the Issuer’s mineral properties;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;

•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;

•	uncertainty related to title to the Issuer’s mineral properties;

•	risks related to unsettled First Nations rights and title;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

•	increased competition in the mining industry;

•	the Issuer’s need to attract and retain qualified management and personnel;

•	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies; and

•	the Issuer’s classification as a “passive foreign investment company” under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Issuer’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Issuer or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere in this Annual Information Form.  In addition, although the Issuer has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while Seabridge engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Issuer does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

KSM Project

Summary

The KSM project is comprised of two contiguous claim blocks in the Iskut-Stikine region in British Columbia, approximately 20 kilometers southeast of the Eskay Creek Mine.

At the time of Issuer’s acquisition, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modelled separately by Placer Dome (CLA) Limited ("Placer Dome").  Drilling by the Issuer during 2006 and 2007 confirmed a new zone, the Mitchell zone, which is significantly larger than the Kerr and Sulphurets zones.

During 2008 and 2009 Seabridge focused on further exploration and development of the KSM Project, principally the Mitchell zone, to further upgrade and expand mineral resources, and generated successive resource estimates of all three zones.  After completing drilling in 2009 the drill hole database for the KSM Project includes 355 core holes totalling approximately 94,500 meters.  Over 95% of the holes at Mitchell were drilled by Seabridge between 2006 and 2009.  Seabridge announced its current resource estimate at the KSM Project on January 11, 2010.

The Issuer engaged a group of independent consultants to undertake a Preliminary Assessment for KSM, initially to incorporate the 2008 resource estimates. The study was completed in January 2009, but after RMI completed an updated KSM resource estimate in March 2009 the consultants were engaged to update the original study to incorporate the new resource estimate and consider other refinements to the proposed operation.  In July 2009, the Issuer announced the conclusions of this study, which are discussed below.  With the announcement of the new resource estimate on January 11, 2010, the Issuer began work on updating the 2009 KSM Preliminary Assessment to incorporate this new estimate.

Acquisition Agreement

In June 2000, the Issuer entered into a Letter of Intent with Placer Dome to acquire a 100% interest in Kerr-Sulphurets.  On March 28, 2001, the Issuer and Placer Dome executed a definitive acquisition agreement.  Closing of the transaction was delayed until June 2001 at which time Placer Dome was able to obtain a satisfactory release of its environmental obligations associated with the project.  At closing, in consideration for a 100% interest in the Project, the Issuer issued Placer Dome (i) 500,000 common shares of the Issuer; (ii) 500,000 common share purchase warrants, exercisable by Placer Dome at C$2.00 per share for two years; and (iii) a 1% NSR interest on the Project, capped at C$4.5 million.  The 500,000 common share purchase warrants were exercised by Placer Dome in early 2003.  The Issuer will be obligated to purchase the 1% NSR from Placer Dome for $4.5 million in the event that a positive feasibility study demonstrates a 10% internal rate of return after tax and financing costs.

Option Agreement

In September 2002, the Issuer optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.).  During 2003 and 2004, Noranda conducted geophysics, surface mapping, surface sampling and target delineation at the project.  Falconbridge completed a $1.3 million drill program on six new targets during the summer of 2005.

In April 2006, the Issuer announced that it had reached agreement with Falconbridge whereby the Issuer would re-acquire Falconbridge’s option to earn up to a 65% interest at KSM for 200,000 common shares of the Issuer and 2.0 million conditional common share purchase warrants of the Issuer with an exercise price of C$13.50 per share. The transaction closed in August 2006. With the announcement of an initial mineral resource at the Mitchell zone, the full 2.0 million warrants became exercisable in February 2007. During 2007, all two million warrants were exercised and the Issuer received $27 million in proceeds.

Acquisition of Adjacent Lands

On September 4, 2009 the Issuer completed the acquisition of 22 mineral legacy claims (the “BJ Claims”) immediately adjacent to the KSM Project from Max Minerals Ltd. (“Max”).  Seabridge acquired the BJ Claims as prospective ground for additional exploration, to secure needed room for waste rock storage and project infrastructure and mineral rights to a part of the proposed tunnel route between the planned mining and milling facilities.  At closing Seabridge paid Cdn$1.0 million in cash to Max, issued 75,000 Common shares to Max, and granted a 2.5% net smelter royalty (“NSR”) to Max on the BJ Claims.  The BJ Claims are also subject to a 2% NSR in favor of the original owner of the BJ Claims and Seabridge is obligated to pay the original owner 10 annual advance royalty payments of Cdn$100,000 each, ending in 2018.  The advance royalty payments are credited against any payments that might become due under the 2% NSR.

Technical Reports

All disclosure relating to Mineral Resources contained in this Annual Information Form with respect to the KSM Project was prepared by Resource Modeling Inc. (“RMI”) under the direction of Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690), a Qualified Person under NI-43-101. RMI has completed four separate Technical Reports for the KSM project. The most recent report entitled “January 2010 Updated KSM Mineral Resources” is dated January 25, 2010 and provides updated resources for the KSM project incorporating 2009 drilling results (the “2010 KSM Estimate Report”).

The following material (up to “Preliminary Assessment”) on the KSM Project summarizes information from the 2010 KSM Estimate Report.

Location and Climate

The KSM property is located in the Iskut-Stikine River region in the mountainous terrain of north-western British Columbia, approximately 65 km north-northwest of Stewart, British Columbia (see Figure 1).  The property is centred at latitude 56º50' North and longitude 130.30º West on NTS map sheets 104B/8W and 8E, 104B/9W and 9E.

Access to the property is by helicopter from Stewart.  Mobilization of equipment and personnel have also been staged from kilometer 54 on the private Eskay Creek Mine Road and along the public Granduc Highway.

Daily weather patterns in the Iskut region are unpredictable but generally that of a temperate or northern coastal rainforest.  However, prolonged clear sunny days can prevail during the summers.  Snowfalls and strong winds can be expected from early-October until mid-April with temperatures varying widely between 0º and -40ºC.  Snowpack ranges from one to two meters but high winds can create snowdrifts up to 10 meters.

Land Status

The KSM Project consists of 30 contiguous mineral cell claims covering an area of 6,726.42 hectares and an adjacent 16 mineral legacy claims (the BJ Claims) covering approximately 6,225 hectares (see Figure 2).  Both the cell claims and the legacy claims are under application for two mining leases.  Twenty-one placer cell claims covering an area of 5,749.2 hectares are coincident in land area with most of the KSM mineral claims.  Seabridge also holds 47 mineral cell claims (Seabee Property) and six mineral legacy claims (Tina Property), covering approximately 21,478 hectares, that are located about 19 kilometers northeast of the KSM property where certain of the KSM Project’s proposed plants and tailings storage would be located.

The KSM mineral cell claims were converted from 58 legacy claims to B.C.’s new Mineral Titles Online (MTO) system in 2005. Eleven legacy placer claims were converted in 2005 to nine cell placer claims. Ten cell placer claims have been added to the property and are contiguous with the converted legacy placer claims. In the MTO system, claims are located digitally using a fixed grid on lines of latitude and longitude with cells measuring 15 seconds north-south and 22.5 seconds east-west (approx. 460 by 380 meters at KSM). The legacy claims were located by previous owners by placing tagged posts along the boundaries; however the survey method employed in locating the legacy claims is not known. With the MTO system no markings are required on the ground and the potential for gaps and/or overlapping claims inherent in the old system is eliminated.

The claims are 100% owned by the Issuer. Barrick Gold Corporation retains a 1% NSR on the mineral cell claims that is capped at $4.5 million. Two of the pre-converted claims (Xray 2 and 6) are subject to a contractual royalty obligation in accordance with terms in the underlying Dawson Agreement. The lands covered by these claims are now contained within the converted Xray 1 claim (Tenure No. 516245). There is an additional underlying agreement whereby advance annual royalties payable to Dawson are being paid by Seabridge.  The BJ Claims, which do not contain any of the estimated resources at the KSM Project, are subject to a 2.5% NSR and a 2% NSR and the Issuer is obligated to pay an advance royalty in respect of the 2% NSR of 10 annual payment of $100,000, as described above.

Annual holding costs for all of the cell claims (mineral and placer) are approximately $172,988. In 2007, assessment work was filed to advance the year of expiry to 2018.  Assessment work was completed on most of the Seabee Property claims in 2008, with that work filed in February, 2009, which advanced expiry dates to 2012.

The KSM Project is located on provincial Crown land.  The three gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassia Iskut-Stikine Land and Resource Management Plan, approved by the British Columbia Government in 2000.  A part of the proposed ore transport tunnel lies within the boundaries of the South Mass Sustainable Resource Management Plan that is currently in development.  The proposed sites for the tailing management and plant facilities lie outside of the boundaries of any land use planning process.  Part of the Project, excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement, where consultation is required with the Nisga’a Lisims Government under the terms of the Final Agreement.  The Tahltan First Nation has an asserted claim over part or all of the area underlying the Project footprint.  The Tahltan have been active community and development partners in other mining projects in Northern British Columbia such as the Golden Bear Mine and the Eskay Creek Mine.  Additionally, the Gitanyow and Gitxsan Hereditary Chiefs may have some interests within the broader region, particularly downstream of the plant site and tailing management facility, potentially affected by the Project.

Figure 1 - KSM Project Location Map

YUKON TERRITORY
NORTHWEST TERRITORIES
GREENS CREEK
ALASKA
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
KSM PROPERTY
Stewart
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
U S A
OPERATING BASE METAL MINES
ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Kerr-Sulphurets-Mitchell Property
British Columbia, Canada

Figure 2 - KSM Project Claim Map

420000 E
425000 E
ICEFIELD
SULPHURETS PROPERTY
MITCHELL GLACIER
Mitchell Deposit Area
6265000 N
Placer Claims
ICEFIELD
HANGING GLACIER
Sulphurets Gold Deposit Area
Kerr Deposit Area
6260000 N
Brucejack Lake
Road - Cat Trail to Bowser R.
KERR PROPERTY
SULPHURETS GLACIER
6255000 N
Seabridge Gold Inc.
Kerr-Sulphurets Property Claim Map
0 1000 2000 3000 4000
metres

Seabridge Gold is nearing completion of an extensive 2 year environmental baseline program initiated in 2007 in support of the Provincial and Federal Governments permitting process. Environmental studies are being conducted under the leadership of Rescan Environmental Services Ltd.

Exploration History

The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont, Granduc, Phelps Dodge, and the Meridian Syndicate.  All of these programs were focused towards gold exploration. Various explorers were attracted to this area due to the numerous large, prominent pyritic gossans that are exposed in alpine areas. There is evidence that prospectors were active in the area prior to 1935. The Sulphurets Zone was first drilled by Esso Minerals in 1969; Kerr was first drilled by Brinco in 1985 and Mitchell Creek by Newhawk Gold in 1991.

In 1989, a 100% interest in the Kerr deposit was acquired by Placer Dome from Western Canadian Mines and in the following year they acquired the adjacent Sulphurets property from Newhawk Gold Mines. The Sulphurets property also hosts the Mitchell Creek deposit and other mineral occurrences. In 2000, Seabridge Resources acquired a 100% interest from Placer Dome in both the Kerr and Sulphurets properties, subject to capped royalties.

There is no recorded mineral production, nor evidence of it, from the property.  Immediately west of the property, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks. On the Bruceside property immediately to the east and currently owned by Silver Standard Resources, limited underground development and test mining was undertaken in the 1990’s on narrow, gold-silver bearing quartz veins at the West Zone.

During 2003 and 2004, under its option to earn up to a 65% interest in the project from the Issuer, Falconbridge conducted geophysics, surface mapping, surface sampling and target delineation at the project.  Falconbridge completed a $1.3 million drill program on six new targets during the summer of 2005.

In 2006, the Issuer completed a 9,130 meter core drill program at KSM designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets zone and by systematically drilling the promising new Mitchell gold zone identified in previous work. In February 2007, the Issuer announced a 43-101 compliant resource estimate for the Mitchell zone prepared by RMI.

In 2007, the Issuer completed a 15,650 meter core drill program at KSM designed to expand the Mitchell zone’s known gold resource by testing for the strike and depth extensions. In January 2008, RMI completed a 43-101 compliant resource estimate for the Kerr and Sulphurets zones. In February 2008, RMI completed an updated a 43-101 compliant resource estimate for the Mitchell zone. These 2008 resources estimates were incorporated into a Preliminary Assessment for KSM which was completed in January 2009.

In 2008, the Issuer completed a 15,180 meter core drill program at KSM designed to further expand the Mitchell and Sulphurets zones and upgrade inferred resources to measured and indicated. In March 2009, RMI completed an updated 43-101 compliant resource estimate for KSM.

In 2009, the Issuer completed a 13,000 meter core drill program at KSM designed to upgrade inferred resources to measured and indicated to further expand certain mineralized zones.  In September 2009, the Preliminary Assessment for KSM was updated to incorporate the March 2009 resource estimate and to set forth refinements to the proposed operation.  In January 2010, RMI completed an updated NI 43-101 compliant resource estimate for KSM which incorporated the drilling results from 2009.

Geology and Mineralization

Regional Geology

The property lies within an area known as “Stikinia”, which is a terrane consisting of Triassic and Jurassic volcanic arcs that were accreted onto the Paleozoic basement. Early Jurassic sub-volcanic intrusive complexes are scattered through the Stikinia terrane and are host to numerous precious and base metal rich hydrothermal systems. These include several well known copper-gold porphyry systems such as Galore Creek, Red Chris, Kemess, and Mt. Milligan.

The Mitchell Zone is underlain by foliated, schistose, volcanic and volcaniclastic rocks that are exposed below the shallow north dipping Mitchell thrust fault. These rocks tend to be highly altered (primarily phyllic and propylitic) and characterized by intense sericitization, abundant pyrite with numerous quartz vein stockworks and sheeted quartz veins that are often deformed and flattened. Towards the west end of the property, the extent and strength of phyllic alteration diminishes and chlorite (and/or green sericite) ± magnetite alteration becomes more dominant. Within the core of the deposit, pyrite content ranges between 5 to 20% and typically occurs as fine disseminations.

Gold and copper mineralization tends to be relatively low-grade but dispersed over a very large area and appears to be related to hydrothermal activity associated with Early Jurassic hypabyssal porphyritic intrusions. Most of the mineralization appears to be hypogene with the principal sulphides being pyrite and chalcopyrite with minor molybdenite and trace amounts of tennantite, bornite, sphalerite, and galena. Within the higher-grade core of the deposit, gold and copper grades tend to correlate well with one another.  Preliminary work indicates that gold is intimately associated with chalcopyrite.  Copper/gold ratios tend to be slightly higher near the phyllic-propylitic alteration contact zones. In low-grade areas, which tend to flank the higher-grade core, copper/gold ratios tend to be highest. In general, within the currently drilled area, gold and copper grades tend to be remarkably consistent between drill holes, which is consistent with a large, stable hydrothermal system with a low thermal gradient.

Mitchell Zone Mineralization

Twenty-five core holes were drilled by Seabridge in 2009 within the Mitchell zone totalling about 7,800 meters.  The majority of these holes were drilled along the northern and southern flanks of the mineralized zone in order to: 1) test the north dipping extension of the system 2) upgrade inferred resources to indicated resources and 3) test upper plate mineralization (material above the Mitchell thrust fault).  The drill hole spacing at Mitchell is somewhat variable but within the core portion of the Mitchell zone drill hole spacing varies between 50 to 100 meters.  The total drill pattern has tested a volume measuring roughly 2,000 meters by 1,000 meters by 500 meters.

The Mitchell zone is exposed in Mitchell Creek valley through an erosional window exposing the footwall of the Mitchell Thrust Fault.  The zone is a moderately dipping, roughly tabular gold-copper deposit measuring approximately 1,600 meters along strike, 400 to 900 meters down dip, and at least 300 to 600 meters thick.  It consists of a foliated, schistose or mylonitic zone of intensely altered and sulphide bearing rocks, with a variably distributed stockwork of deformed and flattened quartz veinlets.  The schistosity generally follows an east-southeast direction, and dips moderately steep to the north.  In general, the core area of mineralization has a moderate plunge to the north or northwest, and is lineated in an east-southeast direction.

Recent glacial melt back has provided exceptional surface exposure of a relatively fresh gold-copper porphyry system.  A zone of intense quartz and sulphide veining forms resistant bluffs in Mitchell valley.  However, the higher grade core area is mostly covered by talus and moraine west of the bluffs.  Active oxidation and leaching of sulphides has produced prominent gossans and extensive copper sulphate precipitates at the surface.

The Mitchell zone is considered to lie within the spectrum of the gold-enriched copper porphyry environment.  Metals, chiefly gold and copper (in terms of economic value), are generally at low concentrations, finely disseminated, stockwork or sheeted veinlet controlled, and pervasively dispersed over dimensions of hundreds of meters.  Grades diminish slowly over large distances; sub-economic grades are encountered at distances of several hundreds of meters beyond the interpreted centre of the system.  This is distinct from the Sulphurets and Kerr zones, where there are more abrupt breaks in grade due to higher structural complexity and juxtaposition of weak and moderate grade domains by faulting, both syn-mineral structures controlling breccia contacts, and postmineral faulting and displacements.

Sulphurets Zone Mineralization

The Sulphurets deposit has been delineated by over 15,200 meters of core drilling in 65 drill holes spaced at intervals of 50 to 100 meters; in total six different operators drilled the project between 1968 and 2006.  In 2009, Seabridge drilled an additional 3,081 meters in seven core holes.

The deposit is comprised of two distinct zones, Raewyn and Breccia Gold. The Raewyn Copper-Gold zone hosts mostly porphyry style disseminated chalcopyrite and associated gold mineralization in moderately quartz stockworked, chlorite-biotite-sericite magnetite altered volcanics. The alteration and mineralization are centered on a narrow, apparently conformable body of porphyritic quartz monzonite. It has an apparent northeasterly strike and dips about 45 degrees to the north. It may be offset in en echelon style by several north-northeasterly trending vertical structures. The mineralization is open at down-dip and along strike to the southwest.

The Breccia Gold zone hosts mostly gold bearing pyritic mineralization with minor chalcopyrite and sulphosalts in a K-feldspar siliceous hydrothermal breccia that apparently crosscuts the Raewyn porphyry copper-gold deposit. It comprises altered intrusive clasts in a matrix of mainly silica and sulphides. Both zones have an intense phyllic overprint that nearly masks all earlier alteration phases.  The breccia zone has an apparent northerly strike and dips to the west, and is open down dip. A late, barren, pyritic monzogabbro cuts off the breccia zone on the northwest side.

Kerr Zone Mineralization

The Kerr deposit has been delineated by over 26,000 meters of core drilling in 144 drill holes spaced at intervals of 50 to 100 meters by six previous operators between 1987 and 1991.  In 2009, Seabridge drilled an additional 877 meters in four core holes.  These drill holes were within or immediately down dip of the previously estimated resource.  Geological and assay results were consistent with existing models for geology and metal distribution as described below.

Fine disseminated, fracture and veinlet controlled chalcopyrite mineralization, with minor bornite, chalcocite and tennanite, is associated with intrusion of Early Jurassic monzonite porphyry into Triassic sediments and volcaniclastics, and accompanying hydrothermal alteration.  There is a strong phyllic overprint with a high pyrite content, generally 5 to 20%.  In many respects, the deposit bears little resemblance to a classic porphyry deposit and although it has been referred to as a porphyry-type deposit for many years it is adequately described as a modified porphyry deposit.

The Kerr deposit is a strongly deformed copper-gold porphyry, where copper and gold grades have been upgraded due to remobilization of metals during later and/or possibly syn-intrusive deformation.  Alteration is the result of a relatively shallow, long lived hydrothermal system generated by intrusion of monzonite.  Subsequent regional deformation along the Sulphurets thrust was diverted into Kerr area along pre-existing structures and altered rocks with low competency.

The mineralized area forms a mostly continuous, north-south trending and westerly dipping, irregular body at least 1700 meters long, and up to 200 meters thick.  Higher grades are associated with crackled quartz stockwork, anhydrite veining, and chlorite alteration.  It is enveloped by a schistose, pyrite rich phyllic alteration with low to moderate grades.  Mineralization is open at depth and along strike.

The surface expression of the deposit is a large, strongly leached schistose, pyritic gossan.  Soil geochemistry shows elevated anomalous gold values over the deposit, and a halo of anomalous copper values.  Induced polarization detects high chargeability and low resistivity coincident with mineralization.

2010 Resource Estimate

RMI updated its earlier estimate of mineral resources for the Kerr, Sulphurets, and Mitchell zones using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell, Sulphurets and Kerr zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a US$650 gold price with a 70% recovery rate and a US$2.00 copper price with an 85% recovery rate.  RMI reviewed the security, sample preparation, analytical procedures and QA/QC protocols/results and concluded that they were adequate and that the subsequent assays are suitable to be used to estimate mineral resources.

The following table summarizes the updated mineral resource estimates for the Mitchell, Sulphurets and Kerr zones at the KSM Project using a 0.50 gram per tonne gold equivalent cut-off grade.

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade
Zone	Measured Mineral Resources					Indicated Mineral Resources
	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)

Kerr	No Measured Resources					237,500	0.26	0.48	1,985	2,513
Sulphurets	No Measured Resources					159,000	0.63	0.28	3,221	981
Mitchell	659,700	0.64	0.17	13,574	2,472	1,080,900	0.58	0.17	20,156	4,050
Total	659,700	0.64	0.17	13,574	2,472	1,477,400	0.53	0.23	25,362	7,544

Zone	Measured + Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)

Kerr	237,500	0.26	0.48	1,985	2,513	76,100	0.20	0.30	489	503
Sulphurets	159,000	0.63	0.28	3,221	981	144,000	0.50	0.16	2,317	511
Mitchell	1,740,600	0.60	0.17	33,730	6,522	537,000	0.44	0.14	7,597	1,657
Total	2,137,100	0.57	0.21	38,936	10,015	757,100	0.43	0.16	10,403	2,671

Note:	The resource estimate has been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Preliminary Assessment

In December 2008, a Preliminary Economic Assessment for the KSM Project was completed that was based on mineral resource estimates prepared before such assessment.  After the 2008 exploration program an updated mineral resource estimate was completed in March 2009 and the Issuer engaged its group of consultants, all of whom are independent of Seabridge, to prepare an updated Preliminary Economic Assessment for the KSM Project using the 2009 resource estimate.  The updated KSM Preliminary Economic Assessment is dated September 8, 2009 and is entitled “Kerr-Sulphurets-Mitchell (KSM) Preliminary Economic Assessment Addendum 2009” (the “2009 KSM Preliminary Assessment Report”).  The overall study was coordinated by Wardrop Engineering Inc. (“Wardrop”), a Tetra Tech Company.  The consultants and their responsibilities are as follows:

•
Wardrop under the direction of Frank Grills and John Huang (overall report preparation, metallurgical testwork review, mineral processing, process operating costs, ore slurry tunnel, process capital costs and related infrastructure costs and financial analysis);

•	Moose Mountain Technical Services under the direction of Jim Gray (mine planning, mine capital and mine operating costs);

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply and related costs);

•	Rescan Environmental Services Ltd. under the direction of Greg McKillop (environment and permitting);

•	Bosche Ventures Ltd. under the direction of Harold Bosche (conveyors, pipeline, pumping, infrastructure, tailings delivery and reclaim);

•
Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (diversion and seepage collection ponds, tailings dam, tailings access roads, pipeline, haulage and diversion tunnels, hydro plant and dumps);

•	RMI under the direction of Michael Lechner (mineral resources);

•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads); and

•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)

The following material relating to the KSM Project summarizes information from the 2009 KSM Preliminary Assessment Report.

The 2009 KSM Preliminary Assessment Report envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of mill feed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck or pipeline to the nearby deep-sea port at Stewart, British Columbia. A separate molybdenum concentrate and gold-silver doré would also be produced at the processing facility.

Two mine plans are considered in the 2009 KSM Preliminary Assessment Report: (i) a 30 year mine life designed to maximize a 5% net present value discounted mining schedule; and (ii) an extended 45+ year mine life based on larger pits designed to maximize total undiscounted net cash flow for the project. Both the 30 year and the extended mine life scenarios would follow a similar development path and capital payback would occur in the same time frame for both scenarios. Although the extended mine life scenario provides useful information, the 2009 KSM Preliminary Assessment Report concentrated on the 30 year scenario, which will be the scenario used in Seabridge’s ongoing permitting program.

Mineral Resources and Mine Planning

The resource estimate of RMI used in the 2009 KSM Preliminary Assessment Report was reported in a report entitled “Updated KSM Mineral Resources” dated March 30, 2009 (the “2009 KSM Estimate Report”).  When generating its estimate in the 2009 KSM Estimate Report, RMI constructed three-dimensional block models for the Kerr, Sulphurets and Mitchell zones. Independent gold and copper grade wireframes were constructed from cross-sectional polygons which were then reconciled in bench plan. These wireframes were used by RMI in a multi-pass inverse distance grade interpolation plan. The estimated block grades were validated using visual and statistical methods. Based on those results, RMI concluded, in its opinion, that the grade models are globally unbiased and suitable for subsequent pit optimization studies. The estimated block grades were classified into indicated and inferred resource categories using distance to data in conjunction with the number of drill holes that were used to estimate block grades.

The following table summarizes the estimated measured, indicated and inferred resources for each zone from the 2009 KSM Estimate Report.  The mineral resources tabulated in the following were not constrained by conceptual pits although RMI did generate a series of conceptual pits for each zone to test the robustness of the deposits.

	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	No Measured Resources					225,300	0.23	0.41	1,666	2,036
Sulphurets	No Measured Resources					87,300	0.72	0.27	2,021	520
Mitchell	579,300	0.66	0.18	12,292	2,298	930,600	0.62	0.18	18,550	3,692
Total	579,300	0.66	0.18	12,292	2,298	1,243,200	0.56	0.23	22,237	6,248

	Measured + Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	225,300	0.23	0.41	1,666	2,036	69,900	0.18	0.39	405	601
Sulphurets	87,300	0.72	0.27	2,021	520	160,900	0.63	0.17	3,259	603
Mitchell	1,509,900	0.64	0.18	30,842	5,990	514,900	0.51	0.14	8,442	1,589
Total	1,822,500	0.59	.021	34,529	8,546	745,700	0.50	0.17	12,106	2,793

Note:
This table does not include the results of the 2009 exploration program at the KSM Project.  The resource estimate has been prepared in accordance with NI 43-101.  See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

A series of Lerchs Grossman (“LG”) pit shell optimizations were carried out by Moose Mountain Technical Services (“MMTS”) using the resource models provided by RMI.

Mine planning pit optimizations used current projected mining, processing, and general and administrative (“G&A”) costs and metal recoveries from each of the Mitchell, Sulphurets and Kerr pit areas. The 2009 resource estimate classifies the mineralization as indicated and inferred and both categories were used in the pit optimization. The LG delineated resources are in-situ and use a net smelter return (“NSR”) cut-off of $6.85 but do not include any mining dilution or mining loss.

MMTS notes that the mine plan incorporates some inferred mineral resources. Inferred resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Therefore MMTS advises that there can be no certainty that the estimates contained in the 2009 KSM Preliminary Assessment Report will be realized.

Mining Operations

The mine production schedule, based on the detailed pit phases engineered from the results of an LG sensitivity analysis, varies production annually from the three areas to maximize the net present value (“NPV”) returns for the project. This work utilized MineSight® schedule optimization. Large-scale shovels, trucks and mobile equipment were utilized in the mine planning schedules, which are then used for the operating cost estimating.

The proposed mining operations are typical of open-pit operations in mountainous terrain in western Canada and would employ proven bulk mining methods and equipment. There is significant operating and technical expertise, services and support in western Canada, British Columbia and in the local area for the proposed operations. A large capacity operation is being designed and large scale equipment is specified for the major operating areas in the mine to generate high productivities per worker, which is estimated to reduce unit mining costs and allow the lowest mining cost to be achieved. Large scale equipment is also expected to reduce the labour requirement on site and dilute the fixed overhead costs for the mine operations. The model indicates that much of the general overhead for the mine operations would be minimized if the number of production fleets and the labour requirements are minimized.

Metallurgical Testing

Several metallurgical test programs were carried out to assess the metallurgical response of mineralization at the KSM Project. The most recent test programs were performed in 2007 and 2008. Laboratory testing programs have led to the development of a proposed conventional grinding and flotation circuit for Mitchell and Sulphurets mineralization producing copper/gold flotation concentrate and additional gold/silver extraction via a leach circuit treating by-product, gold-bearing sulphide concentrates.

Preliminary estimates for copper, gold, silver and molybdenum metallurgical performances were developed using the results of a 2008 test program conducted by G&T Metallurgical Services Ltd.  In the projection, the metal recoveries are based on the combined process of flotation and cyanidation. This flotation process is estimated to produce an average 25% copper concentrate grade and a by-product molybdenite flotation concentrate. The cyanidation leach process on gold-bearing pyrite products would produce a gold-silver doré.

Mineral Processing

The proposed flotation process is projected to produce a copper/gold concentrate with 25% copper grade containing 60% of the mill feed gold values. Copper flotation recoveries are estimated to average 86% with some variability due to copper head changes. A cyanidation circuit treating gold-bearing pyrite flotation products is proposed to increase the projected overall gold recovery from the Mitchell zone to around 76%. Silver recovery from the flotation and leaching circuit is expected to be 73% on average. A separate flotation circuit has been included in the plan to recover molybdenite from copper-gold-molybdenum concentrate during periods of processing higher-grade molybdenite mineralization in the mill feed.

The mill for the KSM Project is designed to process mill feed at an average rate of 120,000 t/d.  The proposed process plant consists of three separate facilities: an ore crushing/grinding and handling facility at the mine site, a ground ore slurry transportation tunnel facility and a main process facility at the plant site, including secondary grinding, flotation, regrinding, leaching and dewatering.

The primary comminution plant at the Mitchell valley mine site is designed to reduce the mill feeds from 100% passing 1,200 mm to 80% passing 180 μm by three stages of crushing and one stage of grinding. The proposed crushing includes primary crushing by gyratory crushers, secondary crushing by cone crushers and tertiary crushing by high pressure grinding rolls. The primary grinding circuit, consisting of four conventional ball mills, is designed to grind the crushed materials to a particle size of 80% passing 180 microns.

The ground mill feed is proposed to be transported through two parallel 23 kilometer tunnels by three stages of pumping to the main plant site, which is to be located on the Seabee Property northeast of the Mitchell pit. The tunnels would also be used for electrical power transmission and providing maintenance services between the main plant site and the Mitchell valley mine areas.  The proposed tunnel route is through Crown land and approximately 15 kilometers of its length passes through ground subject to mineral claims held by third parties.

The proposed main process plant would consist of secondary grinding, flotation, concentrate dewatering, cyanide leaching, gold recovery and related process facilities. The slurry materials from the primary comminution circuit would be further ground down to 80% passing 125 μm in grinding circuits consisting of ten energy efficient tower mills in closed circuit with hydrocyclones. The ground material would then have copper/gold/molybdenum minerals concentrated by conventional flotation and also produce a gold-bearing pyrite concentrate for gold leaching. Depending on molybdenum content in the copper/gold concentrate, the concentrate would be further processed to produce a copper/gold concentrate and a separate molybdenum concentrate. The gold-bearing pyrite flotation concentrate together with the copper cleaner flotation tailing from the copper/gold cleaner circuit would be leached with cyanide for additional gold and silver recovery. Prior to storing in the tailing facility, the residues from the cyanide leaching circuit would be washed and subjected to cyanide recovery and destruction.

Tailing and Waste Management

The flotation tailing and the cyanide leach residues would be pumped to the proposed tailing management facility (“TMF”) located near the process plant. The total storage capacity of the TMF at elevation 1030 m is 1.1 billion cubic meters, which is sufficient to store all tailing from the project at dam heights of approximately 200 m. Additional storage capacity would be possible by raising the dams or by using another storage area in the Teigen Creek drainage area. Cyclone sands would be generated from the low-sulphur flotation tailing and used for dam construction to impound the bulk of the tailing products. The high sulphide gold leach tailing product would also be impounded in the tailing pond and eventually covered by water or low-sulphide flotation tailing product. Water is proposed to be managed in the impoundment during operations, by maximizing the return of decanted tailing solutions and minimizing the input of fresh water to the process circuits.

In the Mitchell valley the waste rock from the operation is proposed to be segregated according to its potential to generate acid and soluble metals. A comprehensive testing program using blast-hole cuttings would be established to characterize all rock removed from the pits. This program would be integrated with the ore control program to ensure that mined material is correctly directed to the process plant, the Non-potentially Acid Generating (“NAG”) storage area or the Potentially Acid Generating (“PAG”) waste storage area.

The operation includes a PAG waste rock dump to be located adjacent to the Mitchell pit and designed to isolate the PAG waste rock from ground water and surface runoff. The plan is that leachate resulting from internal moisture and precipitation would flow to the treatment plant where pit seepage and dump waters would be treated prior to release. A conventional high density sludge treatment plant is proposed to be employed for the treatment. This plant would also treat haulage tunnel water.

A separate NAG waste rock dump may also be required. An additional PAG dump may be constructed on the south side of the Sulphurets ridge.

Other overburden is to be disposed in the NAG waste rock dumps. Overburden would be tested for acid generation prior to use.

Some overburden and glacial till are to be stored for later use as a cover for the waste rock dumps to create a moisture barrier and a growth medium for eventual revegetation. In addition, the NAG waste rock is proposed to be used as an erosion resistant cover and for basal drains for the PAG waste rock dump and to line runoff channels for non-contact surface water. Much of the current surface area of the zones is barren of vegetation due to the relatively recent glacial ice recession.

Environmental Considerations

The KSM Project requires certification under both the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act processes. In addition, numerous federal and provincial licences, permits and approvals will be required to use, construct and operate the project. The BC Environmental Assessment process was initiated in March of 2008 with the submission of a “Project Description” to the BC Environmental Assessment Office.  Federal regulatory authorities were also informed of the proposed project at that time.

On-site baseline environmental work was initiated by Rescan Environmental Services Ltd. (“Rescan”) in the spring of 2008 and continued in 2009, with the second year of a planned two year baseline program. Rescan led this work, the preparation of the Environmental Assessment and the submissions required to acquire operating permits. Seabridge is involved with consultation meetings with local communities, regulatory agencies, regional and municipal governments, Treaty Nations and the First Nations to advance the proposed project through the review processes.

Infrastructure

The plant and mine facility layouts are located to take advantage of the natural topography and, to the extent possible, minimize the impact on the environment. Parallel twin tunnels connected by crosscuts containing the slurry and return water pipelines and services would need to be constructed to deliver the mill feed for processing and tailing storage. The proposed route of the tunnels extends from the north side of the Mitchell zone approximately 23 kilometers to the northeast into the upper reaches of the Teigen Creek valley. There would be a saddle point approximately 16 kilometers from the Mitchell portal where the tunnel daylights.

Highway 37, a major road access to northern British Columbia passes within 14 kilometers of the KSM Project’s proposed tailing site. A preliminary road study by McElhanney Consulting Services, Ltd. proposes a 14 kilometer routing to the plant site and 1 kilometer spur road to the Teigen Creek side of the tailing facility. A temporary construction road approximately 15 kilometers long is planned from the plant site to the tunnel saddle point to facilitate tunnel construction and PAG rock removal from the tunnel saddle portals. Road access to Mitchell Creek is to be provided by a 34 kilometer continuation of the Eskay Creek Mine access road.

Copper concentrates (averaging approximately 1,000 t/d) produced at the process site would be filtered near the plant site and transported 200 kilometers by contract trucking firms on Highway 37 and 37A to a storage site near Stewart, British Columbia. Concentrates would be loaded and shipped via ocean transport to overseas smelters.

Power Supply and Distribution

The northern most extension of the current BC Hydro grid in the KSM Project area is a 220 kilometers long, 138 kV transmission line to Meziadin Junction from the Skeena substation near Terrace, British Columbia. The community of Stewart, British Columbia is provided service by a continuation of the transmission line from Meziadin. The existing 138 kV transmission line does not have adequate capacity to supply an extension to the KSM property. There is a currently proposed new 287 kV “Northwest Transmission Line” (“NTL”) from Skeena substation following in proximity to Highway 37 past the KSM property as far north as Bob Quinn Lake. However, due to the uncertainty of this project and the estimated costs, it is proposed to take regular service from BC Hydro at Meziadin Junction under their bulk rate schedule 1823.  This will require significant system reinforcement on the part of BC Hydro, including the construction of a new 287 kV transmission line from Skeena to Meziadin (similar to the current NTL plans). As the KSM load is large, in the range of 150 MW, BC Hydro’s revenues will be sufficient such that they would under current policy fund this construction, only requiring a bond over a seven year period from the Issuer. Consequently, the KSM Project would take service at Meziadin and would then be responsible for construction of a 287 kV transmission line from Meziadin to Snowbank Creek, just north of Bell II (102 kilometers in length) and then a further 14 kilometer interconnection to the KSM No. 1 substation, located adjacent to the flotation plant.

Overhead power lines and underground cables would be run from feeder breakers in the 287 kV No. 1 flotation step-down substation to distribute power around the plant site.

Service to the Mitchell mine and mill site would be provided by a 287 kV cable (23 kilometers in length) through the slurry pipeline tunnel connecting the plant site to the mine. This supply would terminate at the 287 to 25 kV step-down Substation No. 2 in the proposed Mitchell plant area. 25 kV cables are proposed to feed the mill building and 25 kV overhead power lines would extend from the substation to the primary crusher area and around the rim of the open pit mines to service pit equipment.

The 2009 KSM Preliminary Economic Assessment Report capital and operating cost estimates were developed with these electrical service concepts.

The recommended power supply option involves construction of 103 kilometers of 287 kV transmission line from Meziadin Junction, generally parallel to Highway 37, to Snowbank Creek, a point just north of Bell II. The plan is based on use of the same right-of-way and the associated environmental assessment review process, currently underway, for the NTL project and assumes cooperation by British Columbia Transmission Corporation and the British Columbia government. The required environmental studies for the NTL are currently proceeding.

The 287 kV branch line to the mine (also by the Issuer) includes 14 kilometers of 287 kV transmission line generally following the mine access road.

Capital Cost Estimate

An initial capital of US$3.083 billion is estimated for the project.  Costs in the 2009 KSM Preliminary Assessment Report have been converted using a fixed currency exchange rate of CDN$1.00 to US$0.90. The expected accuracy range of the capital cost estimate is +25%, -10%.  Initial capital has been designated as all capital expenditures required to produce concentrate and doré. A summary of the major capital costs is shown in the following table.

Description	US$000
Direct Works
Overall Site	84,000
Mining	320,000
Minesite Crushing and Grinding	381,000
Tunnel Pumping	122,000
Plantsite Grinding and Flotation	248,000
Tailing Dam	118,000
Ore Haulage Tunnel	138,000
Mitchell Diversion Tunnel	36,000
Mitchell Diversion Hydro Plant	3,000
Water Treatment	91,000

Description	US$000
Site Services and Utilities	11,000
Ancillary Buildings	65,000
Plant Mobile Fleet	6,000
Temporary Services	121,000
Roads, Power & Infrastructure	258,000
Subtotal	2,002,000
Indirects
Project Indirects	645,000
Owner’s Costs	45,000
Contingencies	391,000
Subtotal	1,081,000
Total Capital Cost	3,083,000

Operating Cost Estimate

The operating cost for the KSM Project was estimated at US$10.57/t milled. The estimate was based on an average annual process rate of 120,000 t/d milled.

The updated costs in this section are stated in Q2 2009 U.S. dollars, however, the remaining costs are in Q3 2008 U.S. dollars. The expected accuracy range of the operating cost estimate is +25%, -10%.

Power is to be supplied by grid lines at an average cost of US$0.039/kWh. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating cost. Power costs for surface service is included in site services.

Average Operating Cost Summary
	US$/a (000’s)	US$/t Milled
Mine
Mining Costs – Mill Feed	173,744*	4.02*
Mill
Staff & Supplies	176,544	4.03
Power (Process only)	40,567	0.93
G&A and Site Service
G&A	32,213	0.75
Site Service	5,913	0.14
Tailing and Water Treatment
Tailing	6,610	0.15
Water Treatment	23,905	0.55
Total	459,526	10.57

*including pre-production operating costs of US$168.2 million.

The operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment and G&A. Sustaining capital includes all capital expenditures after the process plant has been put into production.

Economic Evaluation

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 8	Life of Mine
Total Tonnes to Mill (000s)	345,601	1,293,001
Annual Tonnes to Mill (000s)	43,200	43,200
Average Grades
Gold (g/t)	0.711	0.609
Copper (%)	0.176	0.215
Silver (g/t)	2.74	2.21
Molybdenum (ppm)	52.8	51.9
Total Production
Gold (000s oz)	6,130	19,278
Copper (000s lb)	1,091,872	5,259,442
Silver (000s oz)	22,249	67,054
Molybdenum (000s lb)	14,859	60,043
Average Annual Production
Gold (000s oz)	766	644
Copper (000s lb)	136,484	175,721
Silver (000s oz)	2,781	2,240
Molybdenum (000s lb)	1,857	2,006

A full production schedule, which maximizes mine and mill production, was carried forward to a cash flow analysis using three metals price scenarios.  In the base case scenario, the three year average prices for gold, copper, silver and molybdenum were used, consistent with industry standard. In the alternate scenario, more conservative metal prices were used.  In the third scenario spot metals prices on July 27th, 2009 (just before the announcement of the results of the 2009 KSM Preliminary Assessment Report) were used.  The cash flow analysis for the base case scenario shows that the project would have a 30 year mine life and a positive cash flow of US$11,570 billion at a 0% discount rate.  The analysis shows that the project would have a positive NPV of US$3.424 billion at a 5% discount rate.  The project NPV decreases to US$1.356 billion at a 5% discount rate in the alternate case but increases to US$3.703 billion at a 5% discount rate when using the metal spot prices.  With the base case three-year metal price average, the cash cost per ounce of gold (net of by-product credits) is negative US$51.00. The corresponding total cost per ounce of gold produced is US$178.00.

The financial analysis shows that the internal rate of return (“IRR”) will be 12.6% for the base case and will decrease to 8.5% for the alternate case and increase to 13.6% for the spot price case. The payback period is 6.6 years for the three-year base case, 8.8 years for the alternate case and 5.8 years for the spot price case.

The following table summarizes the key inputs to the financial model for the base case, the alternate case and the spot prices and the KSM Project’s estimated financial results for each of these scenarios.

		Base Case 3-year Average	Alternate Case	Spot Price July 27, 2009
Gold	US$/oz	778	800	950
Copper	US$/lb	3.00	2.00	2.50
Silver	US$/oz	13.68	12.50	14.00
Molybdenum	US$/lb	26.05	15.00	15.00
Exchange Rate	US:Cdn	0.90	0.90	0.90
NPV (at 0%)	US$B	11.570	6.326	11.707
NPV (at 5%)	US$B	3.424	1.356	3.703
IRR	%	12.6	8.5	13.6
Cash Cost / oz Au	US$/oz	-51	243	114
Payback Period	Years	6.6	8.8	5.8
Total Cost/oz	US$/oz	178	472	343

Seabridge cautions that the 2009 KSM Preliminary Assessment Report incorporates inferred mineral resources which are considered too geologically speculative to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the 2009 KSM Preliminary Assessment Report will be realized.

Sensitivities were run and it was determined that pit size is most sensitive to gold grade and gold prices and least sensitive to initial capital costs.  Details of the results of the sensitivity analysis appear in the 2009 KSM Preliminary Assessment Report.

Opportunities and Recommendations

The following sections from the 2009 KSM Preliminary Assessment Report outline areas to investigate for project improvements.

A.	Geology/Resource Recommendations

•	re-survey drill hole collar locations for holes that show an apparent difference in elevation relative to the new topographic base map;

•	complete drilling programs to upgrade the currently identified inferred resources to indicated resources;

•	construct an updated geological model for the Kerr deposit; and

•	construct a waste rock classification model for each pit area in order to classify waste material.

B.	Mining Recommendations

•	evaluate extended mine life with higher strip ratio material which has long term potential at higher prices, reduced costs, and lower exchange rates;

•	additional drilling/resource modeling for improved resource and geotechnical confidence, reducing waste stripping in the early mine schedules;

•	detailed hydro-geology evaluation of the area to improve the accuracy of pit dewatering design and to assess the diversion and water management for the mining area;

•	ongoing evaluation of an overall waste rock management plan to reduce haul distances from Kerr and South Mitchell pits;

•	alternative mining methods and technologies studies to improve efficiencies and reduce fuel consumption;

•	further climate studies and operability studies to mitigate disruptions and improve safety during extreme mountain weather conditions;

•	risk assessment and mitigating study for implementing tasks; and

•	a detailed geotechnical study of the potential pit slope angles to refine the project economics.

C.	Process Recommendations

•	further evaluation of the use of high pressure grinding rolls to reduce operating costs for energy and grinding media; and

•	further metallurgical test work and mineralization evaluations for each of the pit areas.

D.	Other Recommendations

•	a geohazard assessment including snow and avalanche loss control programs as the project infrastructure locations become more defined;

•	optimization of waste dump locations together with appropriate water management during placement and after mine reclamation has been completed;

•
crushing and conveying of mill feed and waste from Kerr, rather than using mine haul trucks to transport the mill feed and waste long distances over adverse topography; storage of high-PAG Kerr waste adjacent to Mitchell pit for subsequent flooded disposal within the pit upon Mitchell pit closure;

•
options involving pumping of concentrate to Stewart, British Columbia, rather than concentrate trucking, indicate marginal economical benefit; however, further evaluation work may be warranted in the project’s pre-feasibility stage; and

•	evaluation of other alternative sites for PAG dumps that allow geological confinement and collection of leachate from the surface of low permeability rock areas.

In response to certain of the foregoing recommendations, drilling was undertaken in 2009 with a view to upgrading the 277 million tonnes of inferred resource contained in the 30 year mine plan to the measured and indicated categories, the results of which have been incorporated into the updated 2010 KSM Estimate Report discussed above.

Courageous Lake Project

Summary

The Courageous Lake project is a gold project covering approximately 67,000 acres located in the Northwest Territories, Canada.  Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.  Geology of the Courageous Lake project is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.  These rocks are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt ("CLGB").

Gold was first discovered in the Courageous Lake area in the early 1940’s.  Beginning in 1980, Noranda Exploration Ltd. initiated exploration in the Courageous Lake Volcanic Belt.  Exploration activities included geological reconnaissance, airborne, EM and magnetic surveys, ground follow-up and claim staking.  From 1982 to 1987, Noranda conducted extensive core drilling on the property from the surface and also constructed a winter road to the property.  In late 1987, Noranda made the decision to sink a vertical shaft to provide access for conducting an underground definition drilling program and to be able to test gold grade continuity and tenor by drifting and raising on ore grade shoots.

Little additional work was performed on the property until Placer Dome optioned the property in 1998.  Placer performed regional lithogeochemical sampling/prospecting and detailed mapping and channel sampling on the Courageous Lake property.  Placer also conducted a core drilling/sampling program in order to verify Noranda’s previous work and to provide infill sample data.

Over the period of exploration at Courageous Lake, several resource estimates have been prepared.  Prior to the Issuer’s acquisition of the project, detailed resource estimates were prepared by Noranda in 1990 at the conclusion of its underground exploration program and by Placer Dome in 1999 at the conclusion of its exploration program.

In 2002, the Issuer engaged RMI of Tucson, Arizona to review the resource model prepared in 1999 by Placer Dome and to independently estimate gold resources based on a geostatistical review of the available data. During 2004, the Issuer conducted additional exploration activities at Courageous Lake, including approximately 7,500 meters of new core drilling.  Following these activities, the Issuer commissioned RMI to update the model and estimate new gold resources.  During 2005 and 2006 the Issuer conducted additional exploration activities at Courageous Lake including approximately 15,700 meters of core drilling. In January 2007, RMI completed a new resource estimate for the project, and in its updated report dated February 22, 2007, RMI calculated a measured resource at a 0.83 gram per tonne cut-off grade of 6.29 million tonnes grading 2.92 grams of gold per tonne (591,000 ounces of gold) and an indicated resource of 53.0 million tonnes grading 2.14 (3,648,000 ounces) for a total measured and indicated gold resource of 4,239,000 ounces.  In the inferred category, RMI estimates the project contains an additional 93.7 million tonnes of material grading 1.98 grams of gold per tonne (5,966,000 ounces).

In late 2002, Seabridge engaged a group of independent consultants to undertake a scoping study for Courageous Lake. During 2003, preliminary reports were completed on key mining and metallurgical issues relating to the project. In September 2005, a Preliminary Assessment was completed. In 2007, the Issuer commissioned a group of independent consultants to update the Preliminary Assessment by incorporating the 2007 resource estimate for the project and updating all capital and operating cost estimates. An updated Preliminary Assessment was completed in March 2008.

The Issuer estimates its annual holding costs of the Courageous Lake Project to be approximately $225,000.

Acquisition Agreement

In May 2002, the Issuer entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres.  The purchase by Seabridge closed on July 31, 2002. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property.  A further US$1.5 million was paid to Newmont/Total in March 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days.  The final US$1.5 million was paid to Newmont/Total in February 2004 as a result of the spot price of gold closing above US$400 per ounce for 10 consecutive days.  Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, 5073 N.W.T. Ltd.  The obligations of 5073 N.W.T. Ltd. under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.  Subsequent to this acquisition, Seabridge staked contiguous open ground totalling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement, including the 2% royalty.  In 2004, an additional property was optioned in the area ("Red 25").  Under the terms of the agreement, the Issuer paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the Red 25 property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

Technical Report

Following the Issuer’s 2006 exploration program at Courageous Lake, RMI examined and performed an evaluation of the exploration to date and prepared an updated report on the Issuer’s Courageous Lake Project.  The report of RMI, prepared by independent consultant Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690), is entitled "Updated Mineral Resource Estimate, The Courageous Lake Project, Northwest Territories, Canada" (the "2007 Courageous Lake Estimate Report") and dated February 22, 2007. The following material (up to the heading “Preliminary Assessment”) on the Courageous Lake Project summarizes information from the 2007 Courageous Lake Estimate Report.

Location and Climate

The project is located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories (see Figure 3).  The property lies in a historic mining district and includes 2 past producing gold mines.  Year round access is available by air, either by fixed wing aircraft to the airstrip at the former Salmita mine 6 kilometers to the south or via float-equipped aircraft to several adjacent lakes.  During mid-winter, access is available via a winter road which branches from the main winter road to the Lupin Mine.  There are about 10 kilometers of gravel roads located on the property which served as access routes to and from the former shaft used to conduct exploration.

The property is relatively flat, with the maximum change in elevation only about 30 meters.  Vegetation is tundra with low scrub brush in places.  The altitude of the project is about 450 meters, and the average temperatures range from about -21 to 70 degrees F.  Average precipitation is about 11 inches per year.

Land Status

The property is comprised of 17 federal mining leases, 42 federal mining claims and 1 optioned federal mining claim (Red 25) having a combined area of 27,263 hectares (see Figure 4).  The property is currently registered/recorded to a wholly owned subsidiary of Seabridge Gold Inc., 5073 NWT Ltd.  Minimum yearly maintenance costs for the Courageous Lake property total $216,689 and are divided as to lease rental payments of $18,880, minimum representation work due on claims of $97,809 plus $100,000 in option payments on the Red 25 Claim.

Exploration History

Gold was first discovered in the Courageous Lake area in the early 1940’s by Dr. W. Brown, who was working for Territorial Exploration Limited.  The Tundra deposit was discovered in 1944 and the Salmita deposit in 1947.  The Geological Society of Canada carried out regional geological mapping in the area from 1944 to 1980.  The Tundra Gold Mine went into production in 1964 and operated about four years.  During the 1990’s, Royal Oak Mines briefly reopened the Tundra Mine.  Total reported production from the Tundra Mine was 122,000 ounces of gold.  During 1984 to 1989, the nearby Salmita Mine produced 209,000 tonnes averaging 27.2 grams per metric tonne (183,000 ounces).

Figure 3 - Courageous Lake Project Location Map

Beaufort Sea
120°00'
115°00'
N
Courageous Lake
Property
CANADA
Paulatuk
Slave Structural
Province Boundary
Coppermine
110°00'
105°00'
ARCTIC CIRCLE
Great Bear Lake
Lupin
Mine
Contwoyto Lake
Fort Franklin
65°00'
Hottah Lake
Point Lake
Ekati Diamond Mine
Diavik Diamond Mine
COURAGEOUS LAKE
PROPERTY
Indin Lake
Colomac
Mine
Salmita
Mine
Faber Lake
MacKay
Lake
Winter Road
Lac la Martre
Rea
Edzo
Reliance
Giant Con
Mine
YELLOWKNIFE
Snowdrift
MacKenzie
River
Fort Simpson
Fort Providence
Great Slave Lake
Fort
Resolution
Hay River
Pine Point
Enterprise
60°00'
Fort Smith
1
2
5
6
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada
0 km
100 km

Figure 4 - Courageous Lake Project Claim Map

480000E
485000E
490000E
495000E
N
Seahorse Lake
Courageous Lake Property
CANADA
Lake
Courageous
Courageous Lake
Deposit
Seabridge Claims
Matthews
Lake
7100000N
7095000N
MacKay
Lake
7090000N
7085000N
7080000N
Scale
0
5
10
kilometres
Winter
Drill Road
7075000N
Portage Bay
7070000N
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada

In 1980, Noranda Exploration Limited carried out a drilling program to evaluate a frost heaved felsic volcanic unit that was discovered by prospectors working for Noranda.  This activity resulted in the discovery of two gold deposits, the Tundra Deposit (Main Zone) or Fat Deposit, and the Carbonate Zone.  In 1982, Noranda entered into a joint venture agreement enabling Getty Canadian Metals Ltd. to earn a 49% interest in the Courageous Lake property by funding exploration and development with Noranda as the operator.  In 1987, Total Energold purchased Getty Canadian Metals Ltd. and thereby acquired its 49% interest in the Tundra Joint Venture.

In 1988, Noranda sank a 475-meter shaft on the Main Tundra Deposit with the objective of testing the continuity and grade of gold mineralization within the previously identified deposit.  The results of this program did not meet Noranda’s expectations, and no further work was done on the underground development.  Noranda estimated a global gold resource of about 3.6 million ounces and an underground resource of about 737,000 ounces. In 1992, Noranda consolidated its Hemlo Gold unit with Battle Mountain Gold and began operating the Tundra Joint Venture as Battle Mountain Gold.

In 1996, Battle Mountain Gold merged with Newmont Gold Corporation thereby transferring 51% ownership of the Tundra Joint Venture to Newmont.  In 1997, Placer Dome Exploration (PDX) optioned this 51% interest from Newmont with the concept of developing a bulk mineable surface deposit.  PDX completed 13,345 meters of drilling and other basic exploration work.  Based on their work along with the previous data collected by Noranda, PDX estimated a global resource for the Courageous Lake property of 5.9 million ounces of gold.

Exploration by the Issuer

During 2003, the Issuer designed and executed a work program on the Courageous Lake property with the goal of evaluating and prioritizing potential gold targets.  Four targets were developed: South FAT Extension; Olsen Lake Target; Walsh Lake Target; and Salmita Mine Target.  These targets were selected as those that represented the highest probability to develop new resources for the project.

In 2004, drill testing of selected priority targets was undertaken by the Issuer.  The program was conceived in 2 stages: initial testing for strataform gold concentrations similar to the FAT deposit; and sectional drilling for potential resource additions.  The initial program intended to test 3 target areas: Olsen Lake; Walsh Lake; and the South FAT Extension.  Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested.  Results from the initial stage of the program led Seabridge to initiate sectional drilling on the South FAT Extension. The South FAT Extension was a projection of the previous resource model into an area where little work had been completed.  Surface and initial drilling results indicated that 300 meters of strike could be added to the FAT deposit with the completion of sectional drilling.  The second stage of the 2004 program completed the sectional drilling on 50-meter section lines across these 300 meters of strike.

During 2005 and 2006, the Issuer completed an additional 15,400 meters of core drilling at Courageous Lake, designed to identify new gold resources to the west of the main mineralized deposits and to the north.

Geology

Regional Geology

The Courageous-Matthews Lakes belt is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.  These rocks are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt ("CLGB").  The CLGB is approximately 60 kilometers long, with a maximum east-west width of 5.5 kilometers.  The rocks within the CLGB have been metamorphosed to greenschist facies, and have undergone at least two major deformational events.  The Mackey Lake and Courageous Lake stocks, which are large granitic intrusions, bound the belt on the east and west.

The CLGB forms a steeply dipping homoclinal sequence of metavolcanic and metasediments that are younger towards the east.  Two distinct volcanic cycles have been recognized within the CLGB.  The basal cycle is characterized by mafic to intermediate flow and pyroclastic rocks, which for the most part have been assimilated by the Courageous Lake Batholith.  The second cycle contains mafic to felsic flow and pyroclastic rocks that are spatially related with felsic intrusives.  The second cycle of volcanism is conformably overlain by a thick sequence of metasedimentary rocks that are locally known as the Yellowknife Group Sediments ("YGS").  The dominant post YGS lithology consists of large granodiorite to diorite plutons that bound the Courageous Lake deposit along its east and west flanks.  Post dating the granite and greenstone rocks in the area are late Protozoic gabbroic and diabase dikes which trend north to northeast or east-west.

Property Geology

The Courageous Lake property consists of a sequence of northerly trending, steeply dipping metasedimentary and metavolcanic rocks, with tops to the east.  All of the currently recognized gold occurrences on the property are located within or near the top of the second cycle of volcanism of the CLGB.  The thickest part of this second volcanic cycle is located north of Matthews Lake where drag folding has duplicated the section.  Generally, the units that make up the second volcanic cycle are about 2 kilometers thick and have been subdivided into 8 distinct mappable units.

These units are a mafic volcanic unit, which forms the basal member of the second volcanic cycle; A lower felsic volcanic unit which is overlying the mafic volcanic rock units; A carbonate unit, which is a distinctive alteration of a felsic volcaniclastic unit; Gully sedimentary rocks of interbedded argillite and greywacke beds; Upper felsic volcanic unit, which overlies the gully sedimentary rocks and is comprised of rhyolite flows, felsic pyroclastic fragmental rocks and volcaniclastic debris flows; A mineral deposit, which is a distinct subdivision of the upper felsic volcanic unit; and transitional sedimentary units, which are composed of clastic felsic ash and lapilli beds.

Both the main Tundra and Carbonate deposits within the Courageous Lake property strike north-south and have a near vertical dip component.  The deposits are characterized by moderate to intense shearing, sericite-carbonate alteration, and quartz veining.  These mineralized deposits are very persistent along strike and down dip.  The continuity of gold mineralization has been demonstrated to be at least 800 meters along strike based upon previous drilling results.  Within the area that has been tested by drilling, the continuity of gold mineralization is at least 100 meters in a down dip direction.  The limits of gold mineralization have not been fully tested and the deposit remains open along strike and down dip.

Gold Resources

Over the period of previous exploration at Courageous Lake, several resource estimates have been prepared.  The most detailed historic estimates were conducted by Noranda in 1990 at the conclusion of its underground exploration program, by Placer Dome in 1999 at the conclusion of its exploration program and by RMI in July 2002 and December 2004.

In January 2007, RMI completed a new resource model incorporating the results from the Issuer’s 2005 and 2006 exploration programs and in February 2007, the 2007 Courageous Lake Estimate Report setting forth this estimate was filed on SEDAR.  This estimate was prepared in accordance with NI 43-101 and United States investors should see the “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes to this Annual Information Form.  The 2007 Courageous Lake Estimate Report provided resource estimates at various cut-off grades. In September 2005, a Preliminary Assessment was completed for the project which indicated that a 0.83 gram per tonne cut-off grade was appropriate for the deposit. Using its own estimation parameters and a cut-off grade of 0.83 grams of gold per tonne, RMI calculated a measured resource of 6.29 million tonnes grading 2.92 grams of gold per tonne (591,000 ounces of gold) and an indicated resource of 53.0 million tonnes grading 2.14 grams of gold per tonne (3,648,000 ounces) for a total measured and indicated gold resource of 4,239,000 ounces.  In the inferred category, RMI estimated the project contains an additional 93.7 million tonnes of material grading 1.98 grams of gold per tonne (5,966,000 ounces).  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The new resource model constructed for the Courageous Lake deposit now incorporates data from a total of 488 holes drilled by Seabridge, Noranda and Placer Dome totalling 131,338 meters.  Approximately two thirds of the total drilled meterage (86,810 meters) was assayed for gold by the three companies.  Gold mineralization within the Courageous Lake deposit is hosted in the upper part of an assemblage of Archean age felsic pyroclastic rocks, just below a transition zone to volcanoclastic and sedimentary rocks.  During RMI’s site visits, drill core was inspected against assay and geologic logs to verify the logging practices.  The assay data provided in the electronic databases by Seabridge were randomly compared by RMI to certified assay lab sheets and were found to be accurately entered.  No bias was found by RMI in the check assay results that were made available by Seabridge.  RMI reviewed the QA/QC procedures implemented by Seabridge during its 2004, 2005 and 2006 exploration programs and found them to meet industry standards.  RMI concluded that it had no reason to believe that the QA/QC procedures implemented by Noranda and Placer Dome during their exploration campaigns did not meet industry standards.  RMI determined that exploration data from Seabridge’s 2004-2006 campaigns and data from historical programs were collected and analyzed by reputable drilling and analytical firms and are suitable to be used for estimating mineral resources.

Similar to the 2004 estimate (also completed by RMI), block model gold grades in the new Courageous Lake resource model were estimated using an inverse distance weighting interpolation procedure.  Grade estimation in the new model was restricted to rigorously constructed mineralized zones (known as “wire-frames”) that were originally defined by Placer Dome, and later revised by Seabridge using geologic and mineralogic controls along with new drill data.  These zones generally strike north-south and dip steeply to the west.  Individual assays were capped within each zone prior to compositing the assay data. The estimated block grades were then classified into Measured, Indicated, and Inferred Mineral Resource categories using distance to drilling data and the number of drill intersections. Measured Resources were defined for blocks estimated by two or more drill holes provided that at least one sample was within five meters of the block.  Indicated Resources were defined by blocks estimated by two or more drill holes with at least one sample within 22 meters of the block.  Inferred Mineral Resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 60 meters.  Due to a number of unassayed Noranda drill hole intervals, RMI reduced the amount of Inferred Mineral Resources in localized areas associated with unassayed core holes.  RMI has recommended that Seabridge undertake a drilling program to test some of these areas for possible additional resources.  It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

RMI calculated the gold resources applying the definitions set out in National Instrument 43-101.

Preliminary Assessment

Courageous Lake Preliminary Economic Assessment of March 2008

In September 2005, a preliminary economic assessment for the Courageous Lake Project was completed.  In March 2008, an updated preliminary economic assessment for the Courageous Lake Project was completed by a group of independent consultants including Wardrop, Snowden Mining Consultants Inc. (“Snowden”), EBA Engineering Consultants Ltd. (“EBA”), TJS Mining-Met Services Inc. (“TJS”), W.N. Brazier & Associates Inc. (“Brazier”) and RMI.

The updated preliminary assessment is dated March 10, 2008 and is entitled “Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008” (the “2008 CL Preliminary Assessment Report”). The infrastructure evaluation and the overall study were coordinated by T.J. Smolik of TJS. Other consultants with their responsibilities included the following:

•	Wardrop under the direction of Ken Deter (Process) and Frank Grills (Process Capital Costs)

•
Snowden under the direction of Dick Matthews (Mining Plans, Mine Capital, Mine Operating Costs and Financial Analysis); however, Dick Matthews is no longer under the employment of Snowden, and, for the purposes of this Annual information Form, Snowden and not Dick Matthews is assuming responsibility for the disclosure, opinions and reports prepared by such individual as if the disclosure, opinions and reports were prepared by Snowden without reference to Dick Matthews

•	Brazier under the direction of W.N. Brazier (Electrical Power Supply including Capital Costs and Minesite Unit Energy Cost)

•	EBA under the direction of Eric Fier (Environment, Geotechnical and Tailings)

•	RMI under the direction of Michael Lechner (Mineral Resources).

The 2008 CL Preliminary Assessment Report contains the expression of the professional opinion of TJS, Wardrop, Snowden, Brazier, EBA and RMI based on: (i) information available at the time of preparation, (ii) data supplied by outside sources, (iii) conclusions of other technical specialists named in the 2008 CL Preliminary Assessment Report and (iv) the assumptions, conditions and qualifications in the 2008 CL Preliminary Assessment Report.  The quality of the information, conclusions and estimates contained in the 2008 CL Preliminary Assessment Report are based on industry standards for engineering and evaluation of a mineral project and is consistent with the intended level of accuracy.  The study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The remainder of this section summarizes the findings of the 2008 CL Preliminary Assessment Report.

The independent consultants have concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario.  A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average annual production of 500,500 ounces of gold at a life of mine average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$1.13 billion.

Mineral Resources

At a 0.83 gram per tonne cut-off, gold resources for the project drawn from the 2007 Courageous Lake Estimate Report of RMI and dated February 22, 2007, were stated as follows:

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

Note:	The resource estimate has been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

Snowden used the resource model prepared by RMI as part of its development of the mining plan for the project. The model was not validated by Snowden and grades were accepted as is.  RMI has noted that further work would be required, including in-fill drilling, to advance the project to acceptable levels of measured and indicated resources for a pre-feasibility or bankable feasibility study.

Mine Planning

A preliminary pit was selected based on the following cost estimates and operating assumptions.

Variable	Units
Mine Cost	US$1.14/tonne mined (average)
Processing and G&A Cost	US$14.19/tonne processed
Processing Rate	9.125 million tonnes per year
Pit Slopes	55d SW and 50d NE
Dilution	5% (metal only)
Metal Recovery	88.9%

Snowden used Whittle (Lerchs Grossman) software to determine the optimum pit shell. Incorporated in the pit optimization analysis were the pit slope criteria developed by EBA. Snowden also determined that a mining dilution factor of 5% grade dilution (equivalent to metal loss) was appropriate for the base case estimate. Based on its analysis, using the December 2006 EBA geotechnical projections of pit slopes, Snowden estimated the in-pit diluted resources within the ultimate pit limit as follows:

Courageous Lake In-Pit Material above 0.76 gram per tonne cut-off
Tonnes (000’s)	Grade (g/t)	Total Ounces Fed	Waste Tonnes (000’s)	Total Tonnes (000’s)
106,000	1.91	6,510,000	782,000	888,000

Sensitivities were run and determined that pit size is most sensitive to gold price and least sensitive to operating costs.

To ensure high grades in the early years, a phased mining strategy with stockpiling is proposed. In this approach, the highest economic value material is the focus of the initial development phase of the open pit, with progressively larger pit shells developed sequentially outward until the final phase establishes the ultimate pit limit described above. The maximum mining rate was set at 100 million tonnes per year with the mill feed rate set at 9.125 million tonnes per year. The average strip ratio over the life of the mine is estimated at 7.4:1, and peaks at around 20:1 in years five and six when large quantities of waste would be removed and the plant feed would come from stockpiles developed in earlier years.

To maximize productivity and minimize unit mining costs, large-scale mining equipment has been selected for the mine operation. Haulage trucks with a 240 tonne payload capability combined with large capacity hydraulic shovels have been specified. Manpower requirements were estimated based on a 12 hour shift schedule, working four days on and four days off with four full crews of operating and maintenance personnel providing a 24 hour per day, seven day per week operation. Over the life of mine, Snowden has estimated average mining costs of US$1.14 per tonne of material mined.

Metallurgical Process and Plant

The project’s gold to sulphur ratio compares favorably with other operating refractory gold mines.  Mineral samples from the Courageous Lake deposits can produce a high-grade flotation concentrate at a relatively coarse primary grind size.  Total process operating costs are estimated at US$13.14 per tonne of milled.

The proposed process plant is designed to treat an average of 9.125 million tonnes of mineralization per year. To reduce the project’s comminution energy requirements, a high pressure grinding roll circuit is proposed for the comminution process. The mill feed would be processed through a primary gyratory crusher and stored in a coarse mill feed stockpile. The primary crushed material would be reclaimed by conveyor and sent to screening and secondary crushing and then treated through the high efficiency grinding rolls. The high pressure grinding roll product would be further ground in a grinding circuit consisting of two ball mills and hydrocyclones.

The hydrocyclone overflow would be sent to flotation for upgrading. The rougher flotation circuit consisting of 130 cubic meter flotation cells, connected in series, is estimated to recover over 90% of the gold in the rougher concentrate. The concentrate then would be reground in a tower mill and upgraded by one stage of cleaner flotation. The cleaner concentrate would be further reground in a tower mill and thickened prior to the subsequent oxidation processes. The cleaner tailings containing a low gold content would be thickened and pumped to the gold leach circuit for treatment with the oxidized concentrate products.

The upgraded cleaner concentrate is to be sent to a two-stage oxidation (hybrid) circuit consisting of biological leaching to partially oxidize gold bearing sulphides in the concentrate and conventional pressure oxidation to oxidize the remaining sulphides. After the oxidized slurry is cooled, it is to be sent through a washing circuit to reduce the acidity and is then conditioned with lime prior to cyanide gold leaching.

The pH-adjusted slurry would be pumped to a gold leach circuit utilizing activated carbon (CIP Circuit) to adsorb dissolved gold. The cleaner flotation tailings would also be leached in this circuit. The activated carbon is then to be treated in a pressure stripping circuit to remove adsorbed gold from the carbon for ultimate deposition and removal in an electrowinning circuit. The overall gold recovery is expected to be 89% with these process stages.

The diluted acid solution from the washing stage is to be recycled to the flotation circuit and the excessive acid solution is treated by a lime neutralization circuit.

Infrastructure

Due to the remote location, the Courageous Lake Project requires its own power generation, a permanent camp, access by air and warehousing and storage at site. Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components. The project’s electrical running load of 45 MW can be supplied entirely by diesel generation which can be supplemented with 20 MW peak capacity of wind power generation (estimated to average 6.6 MW of power demand over a yearly time period).  The economic comparison of power costs from on-site combustion turbines compares favorably with multiple units of diesel generators. Control systems are available for handling the variable output of the wind generation units.  An airport with a 6,500 foot runway, apron and hangar have been incorporated into the study together with local minesite access roads.

Environmental and Project Scheduling

It is estimated that the project would take approximately six years to commence production with the environmental and permitting process for the project estimated at two years. To be proactive in project permitting, Seabridge initiated environmental baseline data collection and community consultation in 2004 and continued the work during 2005, 2006 and 2007. During the two-year environmental process, the in-fill drilling, bulk sampling and final feasibility study could be completed. Final detailed engineering and procurement would subsequently require approximately two years. The construction and commissioning period is estimated at an additional two to three years.

Tailings Management

The preferred location for a tailings impoundment is east of the Courageous Lake deposit and plant site. A “wet tailings” scenario will require a footprint of almost two square kilometers with major engineering and construction of an impoundment to hold approximately 106 million tonnes of processed material. A waste material dump is to be located west of the proposed mill site.

Project Operating Costs

Average operating costs over the 11.6 year mine life are estimated as follows:

	Annual Costs (US$000)	US$/tonne processed	US$/ounce Gold Recovered
Mine	87,500	9.59	174

Process
Consumables	45,908	5.03	92
Manpower	10,421	1.14	21
Power – Process	57,427	6.29	115
Power – Services	6,132	0.67	12

G & A including Camps and Roads	9,569	1.05	19

Transportation & Refining	1,001	0.11	2

Total	217,958	23.88	435

Project Capital Costs

The initial capital costs for the project are estimated as follows:

Item	(US$000)
Mine Direct Costs	137,581
Plant Direct Costs	277,142
Environmental & Tailings Mgmt Direct Cost	17,286
Infrastructure	187,480
Total Direct Costs	619,488

Construction Indirect	37,962
Spare Parts	16,657
Owner’s Costs	5,800
Engineering & Procurement	57,720
Total Indirect Costs	118,139

Total Direct And Indirect Costs	737,627

Contingency @ 15%	110,644

Total Initial Capital Costs	848,271

Total sustaining capital and closure costs over the life of the mine are estimated at US$51 million.

Base Case and Sensitivity Financial Analysis

Using the input parameters described above and a gold price of US$690 per ounce, net cash flows were developed for the base case. The following sensitivity analysis was also performed:

•	Gold Price – ranging from US$600 to US$1,000 per ounce. The estimated breakeven gold price for the project is at US$600 per ounce using the base case assumptions.

•	Capital and Operating Costs – costs were varied by ± 10% from the base case with the results summarized the in the table below. Capital costs have a smaller impact on the project than operating costs.

Pre-Tax Cash Flow Sensitivity
Variables	Project Net Cash Flow (US$millions)	Project NPV @ 5% (US$millions)	Project IRR

Base Case (Gold @ US$690)	$500	$175	9%

Gold @ US$600	($13)	($195)	0%
Gold @ US$700	$557	$217	10%
Gold @ US$800	$1,127	$629	19%
Gold @ US$900	$1,696	$1,042	28%
Gold @ US$1,000	$2,266	$1,454	36%

Capital Costs +10%	$411	$92	7%
Capital Costs -10%	$589	$260	12%

Operating Costs +10%	$245	($6)	5%
Operating Costs -10%	$753	$358	13%

Project Opportunities

Work on the Courageous Lake Project will be continued to evaluate modifications which could improve project economics. Some of the opportunities identified are as follows:

•
All-weather road: An all-weather road in close proximity to the site would have a large positive impact on the project’s capital and operating costs. Various levels of government and First Nations groups continue to study the all-weather road possibilities. There would be a significant reduction in on-site storage requirements, especially fuel oil and reagents such as lime.

•
Power generation sharing: A coal-fired power plant developed in the Bathurst Inlet, and the installation of a power transmission line to the three diamond mines and Courageous Lake, would significantly reduce operating costs for these mines. A shared power-generating facility seems a reasonable approach.

•
Mine life extensions: As demonstrated in the sensitivity analysis, the potential extension of mine life could have a positive material impact on the project’s pre-tax net cash flow. Additional drilling would improve the confidence levels of the Courageous Lake Project resource estimates and may also provide more information that would improve ore scheduling from the open pit.

•
Alternate power schemes: The option of hydro power from the Tolstan Station is another possibility; long power transmission lines would have to be built to benefit from this power source. Wind generation at site is capital intensive, but produces energy at very low operating costs. Further site work is needed to document the wind and weather conditions which would apply to wind power generation.

Glossary of Technical Terms

In this Annual Information Form, the following technical terms have the following meanings:

alteration –Any change in the mineral composition of a rock brought about by physical or chemical means.

batholith – A very large intrusive mass of igneous rock.

biotite - A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

carbonate – A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite chalcopyrite - A sulphide mineral of copper and iron.

clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

core samples - The cylindrical form of rock called "core" that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

cut-off grade - The lowest grade of mineralized material that qualifies as reserve in a deposit.  i.e.: contributing material of the lowest assay that is included in a reserve estimate.

diorite - An intrusive igneous rock.

dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

disseminated – Where minerals occur as scattered particles in the rock.

drift - A horizontal underground opening that follows along the length of a vein or rock formation.

facies – The character and composition of sedimentary deposits.

fault – A fracture or break in rock along which there has been movement.

feasibility study – Is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation.  A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

felsic – An adjective describing an igneous rock having mostly light coloured minerals and rich in silica, potassium and sodium.

fracture – A break or crack in rock.

gabbro – A coarse-grained, crystalline, dark igneous rock.

geochemistry - The study of the chemical properties of rocks.

gneiss - A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

gossan - A rust-coloured capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulphides.

grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

granite - Any holocrystalline, quartz-bearing plutonic rock.

granitic - Pertaining to or composed of granite.

greenschist - A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote, or actinolite.

greywacke - A dark grey, firmly indurated, coarse-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

hydrothermal alteration - The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

igneous – A primary type of rock formed by the cooling of molten material.

indicated resource - That part of a resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource - That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

lapilli - Pyroclastics that may be essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2 mm and 64 mm.

mafic - Igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

measured resource - That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral – A naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

monzonite - A granular plutonic rock containing approx. equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite.  Quartz is minor or absent.

net smelter return royalty/ NSR  – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

outcrop - The part of a rock formation that appears at the surface of the ground.

phenocryst - A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

placer - A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value.  The common types are stream gravels and beach sands.

porphyritic - The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

prefeasibility study or preliminary feasibility study –Is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

preliminary assessment – Means a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to completion of a preliminary feasibility study.

pyrite - An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.  Applied to the rocks and rock layers as well as to the textures so formed.

quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

reclamation - Restoration of mined land to original contour, use, or condition.

refractory – Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

reserve - The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

resource - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

sericite – A fine-grained potassium mica found in various metamorphic rocks.

vein – A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4:                      RISK FACTORS

Investing in the Common shares is speculative and involves a high degree of risk due to the nature of the Issuer’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Issuer, could materially adversely affect the Issuer’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Issuer, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common shares, investors should carefully consider the risks included herein.

Risks Related to the Issuer and its Industry

The Issuer has a history of net losses and expects losses to continue for the foreseeable future.

The Issuer has a history of net losses and, although the Issuer achieved a net profit of $10,290,000 for the fiscal year ended December 31, 2008 primarily as a result the sale of the Noche Buena project, the Issuer expects to incur net losses for the foreseeable future. As of December 31, 2009, the Issuer’s historical net losses totalled approximately $21,740,000. None of the Issuer’s properties has advanced to the commercial production stage and the Issuer has no history of earnings or cash flow from operations.

The Issuer expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Issuer is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Issuer’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Issuer’s control. There is no assurance that the Issuer will be profitable in the future.

The Issuer’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to sell property interests, enter into joint ventures or obtain suitable financing.

The Issuer has financial resources to sustain operations for a few years. However, the Issuer requires capital to maintain title to and undertake exploration and development of the Issuer’s principal exploration properties and to cover corporate expenses and presently has no ongoing source of revenue.  Accordingly, additional financing will be required to continue to undertake development of the Issuer’s mineral properties after its cash on hand has been spent. The maintenance of and further exploration and development of the Issuer’s mineral properties is, therefore, dependent upon the Issuer’s ability to obtain financing through the sale of projects, joint venturing of projects or equity or debt financing. Such sources of financing may not be available on terms acceptable to the Issuer, or at all.  Disruptions in the current credit and financial markets has limited access to capital and credit for many companies, which may make it more difficult for the Issuer to obtain, or increase its cost of obtaining, capital and financing for its operations. Failure to obtain such financing may result in delay or indefinite postponement of exploration and development work on the Issuer’s mineral properties, or the possible loss of such properties.  Satisfying financing requirements through the sale of projects or establishment of one or more joint ventures would reduce the Issuer’s gold ownership per share and therefore its leverage to the gold price.

The Issuer has no known reserves and economic reserves may not exist on its properties.

Despite considerable work on its mineral claims, no known reserves have been established on any of the Issuer’s mineral properties.  Additional work will be required in order to determine if an economic deposit exists on the Issuer’s properties. There is no certainty that exploration of the Issuer’s mineral properties will result in the identification of commercially recoverable quantities of reserves or that, if delineated, reserves will actually be mined or processed profitably. Even in the event commercial quantities of ore are discovered, the exploration properties might not be brought into commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of the exploration personnel involved.  The Issuer has relied and will continue to rely upon consultants for development and operating expertise.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, government policy and regulation and environmental protection. Most of these factors are beyond the control of the Issuer.

The figures for the Issuer’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this Annual Information Form and in the Issuer’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Issuer personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that resource or other mineralization figures will be accurate or this mineralization could be mined or processed profitably.

Because the Issuer has not commenced commercial production at any of its properties, resource estimates for the Issuer’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this Annual Information Form have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals or increases in costs may eliminate the potential profitability of the Issuer’s deposits, require increases in cut-off grades and result in reduced reported resources. Any material reductions in estimates of resources, or of the Issuer’s ability to extract these resources, could have a material adverse effect on the Issuer’s prospects and could restrict the Issuer’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated and there are no assurances future development activities by Seabridge, if any, will lead to profitable mining operations.

The capital costs to take the Issuer’s projects into production may be significantly higher than anticipated.  None of the Issuer’s mineral properties have an operating history upon which the Issuer can base estimates of future operating costs.  Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies.  Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;
•	anticipated recovery rates of gold and other metals from the reserves;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Issuer may differ significantly from those anticipated by Seabridge’s current studies and estimates, and there can be no assurance that the Issuer’s actual operating costs will not be higher than currently anticipated.

Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Issuer has no ongoing mining operations or revenue from mining operations.  Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  The Issuer has only defined or delineated resources at its projects. None of the Issuer’s properties are currently under construction. The future development of properties found to be economically feasible, if any, will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure.  Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in commencement of production at one of its properties if it enters into a joint venture or other arrangement with a third party regarding production.  As a result, Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	availability and costs of skilled labour and mining equipment;
•	availability and cost of appropriate smelting and/or refining arrangements;
•	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
•	availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, First Nations groups or local groups which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Issuer’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Issuer decides to be involved in mining activities, the Issuer will successfully establish mining operations or profitably produce precious metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Issuer’s projects.

The potential profitability of the Issuer’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Issuer’s control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;

•	supply and demand for jewellery and industrial products containing metals;
•	faith in paper currencies;
•	costs of substitutes;
•	changes in global or regional investment or consumption patterns;
•	global production levels;
•	speculative activities; and
•	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Issuer’s ability to finance the exploration and development of the Issuer’s properties and to enter into joint ventures with strategic partners relating to the Issuer’s properties, which would have a material adverse effect on the Issuer’s financial condition and results of operations. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Issuer’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Issuer has a high ratio of gold resources per Common share, fluctuations in gold prices have tended to have a greater impact on the price of the Common shares.

The Issuer may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Issuer is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Issuer’s projects are priced in U.S. dollars but, since the Issuer’s principal projects are located in Canada, the majority of its estimated expenditures will be in Canadian dollars.  A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Issuer’s projects and therefore its ability to continue to finance its operations.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary economic assessments summarized in this Annual Information Form, the profitability of the projects will be more than or less than that estimated (if the other assumptions are realized).  Accordingly, the Issuer’s prospects may suffer due to adverse currency fluctuations.

The Issuer’s activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Issuer.

The Issuer’s exploration and development of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

•	environmental hazards;
•	industrial accidents;
•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;
•	rock bursts;
•	structural cave-ins or slides;
•	flooding;
•	fires;
•	earthquakes
•	metals losses; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Issuer currently maintains insurance against risks relating to its exploration activities in an amount which it believes to be reasonable.  If the Issuer commences mining activities with a partner, it will be subject to mining risks, including those listed above.  The Issuer anticipates that it will obtain the insurance it feels is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available.  There can be no assurance that the insurance the Issuer desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  The Issuer might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticability. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and development and would have a negative effect on the Issuer’s ability to generate revenues, profits and cash flows.

The Issuer is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Issuer’s operations.

The exploration and development activities of the Issuer and the potential for profitable operation of the Issuer’s mineral properties is affected to varying degrees by government regulations relating to exploration, development and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Issuer and may adversely affect its operations, business and the potential of its projects.  Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail further exploration or development or reduce or eliminate the potential profitability of a project. The Issuer may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal, state and provincial level, the Issuer must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Issuer’s operations on the existing population and services. There can be no assurance that all required approvals and permits will be able to be obtained.

Depending upon the type and extent of the exploration activities, the Issuer may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Issuer has estimated CDN$2,256,000 in reclamation liabilities for its properties. As at December 31, 2009, CDN$1,552,000 has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already estimated or allocated, the Issuer could be forced to pay for the extra work, which could have a material adverse effect on the Issuer’s financial position and operations.  In addition, unidentified environmental deficiencies may exist on other of the Issuer’s properties.  The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Issuer’s operations and financial position.

The Issuer is subject to substantial environmental requirements which could cause a restriction or suspension of the Issuer’s operations.

In connection with its operations and properties, the Issuer is subject to extensive and changing environmental legislation, regulations and actions. The Issuer cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require that the Issuer obtain permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing for habitat for certain species or other protected areas. The land claims process in Canada has recently resulted in many First Nations groups taking over administration of lands subject to the land claims settlement, and First Nations groups may look to impose additional requirements over land they administer.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Issuer’s results of operations and business, or may cause material changes or delays in the Issuer’s intended activities.

At the federal, state and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable bureau and/or department before exploration can begin, and ongoing monitoring of operations is common. If the Issuer’s operations result in negative effects upon the environment, government agencies will usually require the Issuer to provide remedial actions to correct the negative effects.

Title to the Issuer’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Issuer cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Issuer’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. The Issuer’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Issuer has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Issuer will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Issuer being unable to operate on its properties or being unable to enforce its rights with respect to its properties.

The present development plans at the KSM Project include the construction of twin 23 kilometer parallel tunnels through Crown land.  The proposed route passes through approximately 15 kilometers of Crown land subject to mineral claims held by a third party.  Seabridge has not been able to secure rights to drive the tunnels through this land and expects to have to pay reasonable compensation to secure a right of way through such mineral claims.  Seabridge holds no right to drive the tunnels through such land and may be unable to secure such rights at all.  Seabridge is exploring obtaining a right of way from the British Columbia government through such lands but there can be no assurance that a right of way can be obtained.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and the Northwest Territories. The KSM Project lies within a traditional First Nation territory and no comprehensive treaty or land claims settlement has been concluded regarding these traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia and the Northwest Territories will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Issuer’s projects.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue due to the recent resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Issuer may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Issuer. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The Issuer has a dependence upon key management employees, the absence of which would have a negative effect on the Issuer’s operations.

The Issuer strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, President and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. If the Issuer’s operations expand, additional general management resources will be required. The Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Issuer’s operations. The Issuer does not carry any formal services agreements between itself and its officers or directors. The Issuer does not carry any “key man” life insurance.

Certain of the Issuer’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Issuer are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interest that they may have in any project or opportunity of the Issuer. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

Risks Related to the Common Shares

The market for the Common shares has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Common shares.

The market for the Common shares may be highly volatile for reasons both related to the performance of the Issuer or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Issuer or its industry. In particular, the price for gold has recently been at an all time high and may not sustain such levels. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral. The Common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Issuer’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Issuer, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, the Common shares can also be expected to be subject to volatility resulting from market forces over which the Issuer will have no control. Further, despite the existence of markets for trading the Common shares in Canada and the United States, shareholders of the Issuer may be unable to sell significant quantities of Common shares in the public trading markets without a significant reduction in the price of the shares.

The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors.  The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Issuer’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Issuer’s press releases, material change reports, other public announcements and the Issuer’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Issuer or its competitors; and the factors listed under the heading “Description of the Issuer’s Business - Cautionary Statement Regarding Forward-Looking Information and Statements.”

The market price of the Common shares is affected by many other variables that are not directly related to the Issuer’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of the Common shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

The Issuer has never declared or paid any dividends on the Common Shares.

The Issuer has never declared or paid any dividends on the Common shares.  The Issuer intends to retain earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the Common shares in the foreseeable future.  Any return on an investment in the Common shares will come from the appreciation, if any, in their value.  The payment of future cash dividends, if any, will be reviewed periodically by the Issuer’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.  See “Dividend Policy.”

Shareholders’ interests may be diluted in the future.

The Issuer may require additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Issuer’s earnings per share.

The Issuer could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Issuer’s gross income or its assets, the Issuer could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Issuer is declared a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, or any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Issuer’s net capital gain and ordinary earnings for any year in which the Issuer is classified as a PFIC, whether or not the Issuer distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares.

ITEM 5:                      DIVIDENDS

The Issuer has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time.  However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares.

ITEM 6:                      GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 24, 2010, 40,535,185 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer.  The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the board of directors of the Issuer may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holders of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

ITEM 7:                      MARKET FOR SECURITIES

Trading Price and Volume

The Issuer's Common shares are listed for trading through the facilities of the TSX under the symbol "SEA", and on the AMEX under the symbol "SA". During the Issuer's most recently completed financial year, the high and low trading prices and trading volume (rounded up or down to the nearest 100) of the Issuer's Common shares on the TSX and on the AMEX was as follows:

	TSX			AMEX
Month	Volume	High	Low	Volume	High	Low
December 2009	748,200	30.25	23.28	6,809,900	29.00	22.00
November 2009	1,016,600	28.50	21.50	9,021,800	27.36	19.85
October 2009	1,110,200	31.23	20.91	10,288,200	29.57	19.36
September 2009	704,200	35.50	28.26	8,571,200	33.25	25.63
August 2009	304,000	34.15	29.46	3,660,500	31.99	27.00
July 2009	535,900	32.91	28.95	5,072,800	30.29	24.84
June 2009	532,500	32.52	25.45	7,225,500	30.14	22.18
May 2009	733,700	34.00	23.35	7,058,800	30.87	19.52
April 2009	520,800	30.11	23.00	4,684,200	23.90	18.82
March 2009	632,400	29.73	19.89	8,963,600	24.40	15.38
February 2009	376,300	24.46	15.53	7,360,800	19.63	12.88
January 2009	157,900	19.00	14.29	7,041,700	15.63	11.36

ITEM 8:                      DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors.  At each annual general meeting, all the directors retire and the Issuer elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Issuer’s Articles.  If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.  The Issuer has a 3 member Audit Committee, a 5 member Corporate Governance and Nominating Committee and a 3 member Compensation Committee.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their share holdings in the Issuer are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(4)
James S. Anthony Toronto, Ontario, Canada Chairman of the Board	President, Suma Investments Inc., a private investment company since 1986.	Since October 1999	659,791 directly 548,334 indirectly
A. Frederick Banfield(1), (3) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the mining industry, since 1970.	Since October 1999	145,000

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(4)
William M. Calhoun(1), (2), (3) Silverton, Idaho, USA Director	President, W.M. Calhoun Inc., since 1983, a minerals industry consulting company.	Since February 2000	81,667
Thomas C. Dawson (1), (3) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte Touche LLP in 1999	Since January 2006	16,000 directly 2,000 indirectly
Louis J. Fox(2), (3) Ft. Lauderdale, Florida, USA Director	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January, 2000	229,000
Rudi P. Fronk Toronto, Ontario, Canada Director, President & CEO	President and CEO, Seabridge Gold Inc.	Since October 1999	900,000 directly 20,000 indirectly
Eliseo Gonzalez-Urien (2) Ashland, Oregon ,USA Director	Senior Technical Advisor, Seabridge Gold Inc. since 2003. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	45,000
William E. Threlkeld Lakewood, Colorado, USA Senior Vice President	Senior V.P., Seabridge Gold Inc. since 2001, consultant to Seabridge; 1997-2001	Since November 2001	290,000
Roderick Chisholm Mississauga, Ontario, Canada Secretary and CFO	Corporate Secretary, Seabridge Gold since 2003; Chief Financial Officer, Seabridge Gold since 2004;	Since June 2003	147,312
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold since 2003; Manager of Administration and Webmaster, Seabridge Gold since 2000	Since June 2003	28,000
(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee

(3)	Member of the Corporate Governance and Nominating Committee

(4)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 24, 2010, based upon information furnished to the Corporation by individual directors.  Unless otherwise indicated, such shares are held directly.

As of March 24, 2010, the directors and executive officers of the Issuer, as a group, hold 3,112,104 Common shares of the Issuer (excluding Common shares which may be acquired upon exercise of stock options held by them), representing 7.7% of the Issuer’s issued and outstanding shares.  Each director holds office until the next general meeting of the Issuer at which directors are elected.

Other than as set forth below, none of the Issuer's directors or executive officers is, as at the date of this Annual Information Form, or has been, within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

"Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Issuer's directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)
is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Roderick Chisholm, the Secretary and CFO of the Issuer, served as Secretary-Treasurer of Canuc Resources Corp. in 2000 when a cease trade order was issued halting all trading of the common shares of Canuc (CDN-OTC:CANC) due to failure to file financial statements.   The cease trade order was rescinded in April 2007.

ITEM 9:                      AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

Each of the members of the Issuer's Audit Committee is independent and financially literate, as those terms are defined in Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Thomas C. Dawson (Chairman of the Audit Committee) –  Mr. Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of the following Canadian public companies:  WaterFurnace Renewable Energy; Energy Split Corp.; Energy Split II Corp.; and Anvil Mining Limited.

William M. Calhoun – Mr. Calhoun is President of W.M. Calhoun Inc., an independent consultant that provides consulting services to the minerals industry in the areas of mining operations, mine planning, mine design, ore reserves and environmental issues. From 1972 through 1981, Mr. Calhoun served as President and CEO of Day Mines, Inc., an American Stock Exchange company with mining operations in the western United States that was acquired by Hecla Mining. Mr. Calhoun's extensive public service record includes membership on President Ronald Reagan's Strategic Minerals Task Force, President Gerald Ford's Inflation Task Force; Director of the Silver Institute; Trustee of the Northwest Mining Association; Chairman of the Mining Advisors Committee to the Governors of Washington and Idaho; President of the Idaho Mining Association; Chairman of Idaho College of Mines; and numerous other civil and professional organizations. Mr. Calhoun has a Bachelor of Science degree in Mining/Geology from the University of Texas at El Paso.

A. Frederick Banfield – Mr. Banfield is the Founder and Chairman of Mintec, Inc., Mr. Banfield was one of the original developers of MineSight™, recognized as the pre-eminent reserves modeling and mine design software system with more than 300 installations worldwide. Mr. Banfield has also been an independent reserves auditor and mine planning advisor to some of the world's leading gold mining organizations with respect to projects in the United States, Canada, Africa, Australia and Latin America. Mr. Banfield holds an Engineer of Mines degree from the Colorado School of Mines.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Issuer's external auditors in the following categories for the 12 months ended December 31, 2009 and 2008 are as follows:

	2009	2008
Audit Fees	$130,000	$130,000
Audit Related Fees(1)	$60,950	$39,000
Tax Fees(2)	$7,100	$13,482
All Other Fees	-	-
Total	$198,050	$182,482

(1) For review of quarterly financial statements. (2) For review of corporate structure and income tax balances.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee nominates, for election by the Issuer's shareholders at the Issuer's annual general meeting, the Issuer's independent auditors to audit the Issuer's financial statements.  The Audit Committee is authorized by the Issuer's Board of Directors to review the performance of the Issuer's external auditors, to approve in advance the provisions of services by the independent auditors other than the audit of the Issuer’s financial statements and to consider the independence of the external auditors.

ITEM 10:                      CONFLICTS OF INTEREST

Certain of the Issuer's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits.  Under the corporate laws applicable to the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11:                      LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Issuer is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer's most recently completed financial year and up to the date of this Annual Information Form; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer's most recently completed financial year and up to the date of this Annual Information Form.

ITEM 12:                      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Issuer.

ITEM 13:                      TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada  M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada  V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA  80401.

ITEM 14:                      MATERIAL CONTRACTS

The Issuer is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 ("NI 51-102") at the time this Annual Information Form is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this Annual Information Form is filed but for the fact that it was previously filed.

ITEM 15:                      INTERESTS OF EXPERTS

Michael Lechner, Frank Grills, John Huang, Jim Gray, W.N. Brazier, Greg McKillop, Harold Bosche, Graham Parkinson, Robert Parolin, Warren Newcomen, T.J. Smolik, Ken Deter, Dick Matthews, Snowden and Eric Fier, each being companies or persons who have been named as having prepared or participated in preparing reports relating to the Issuer's mineral properties referred to in this Annual Information Form or otherwise filed under NI 51-102 by the Issuer during, or relating to, the Issuer's most recently completed financial year or during the period thereafter to the date of this Annual Information Form, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. To the Issuer’s knowledge, as at the dates of their respective reports, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Issuer and none of them have received securities of the Issuer from the Issuer since such dates.

The auditors of the Issuer are KPMG LLP, Chartered Accountants, of Toronto, Ontario. KPMG LLP, Chartered Accountants, is independent within the meaning of the Rules of Professional Conduct of the Ontario Institute of Chartered Accountants.  KPMG LLP is registered with the Public Company Accounting Oversight Board (United States).

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer.

ITEM 16:                      ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com.  The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer's properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management's discussion and analysis for the Issuer's most recent completed financial year.

SCHEDULE A
AUDIT COMMITTEE CHARTER

The Audit Committee of Seabridge is a committee of the Board composed entirely of three outside and unrelated directors. Its overall goal is to ensure that the Issuer adopts and follows a policy of full, plain, true and timely disclosure of material financial information to its stakeholders. It reviews all material matters affecting the risks and financial well being of the Issuer and is a key part of the Corporate Governance system.  The Committee is mandated to satisfy the requirements of the Canada Business Corporations Act.

The Audit Committee meets at a minimum, quarterly and on such other occasions as required. The auditors are invited to attend the meetings called to discuss the annual audit plan and the final review of the year-end financial statements.  At least annually, the Committee meets with the auditors to review management’s performance relating to financial reporting matters.

Specifically, the Committee:

(a)	reviews the annual statements of the Issuer and makes recommendations to the Board with respect to these statements,

(b)	reviews the quarterly financial statements and makes recommendations to the Board regarding these financial statements,

(c)	reviews and approves financial information in all prospectuses, offering circulars, and similar documents,

(d)	oversees the adequacy and accuracy of the Issuer’s financial disclosure policies and obligations,

(e)	reviews significant accounting policies and estimates,

(f)	monitors the Issuer’s internal controls, financial systems and procedures, and management information systems,

(g)	oversees management’s reporting on internal control,

(h)	meets with the Issuer’s auditors to review management’s financial stewardship and to review their recommendations to management, and

(i)	recommends the appointment of auditors and reviews the terms of the audit engagement and the appropriateness of the proposed fee,

(j)	reviews through discussions or by way of a formal document the plan followed for the annual audit with the auditors and management,

(k)	evaluates the performance of the auditors,

(l)	confirms the independence of auditors,

(m)	establishes procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and

(n)	establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.